        AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 3, 2000
--------------------------------------------------------------------------------
                                          REGISTRATION NOS. 333-       /811-3240



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   FORM N-4

                      -----------------------------------

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                    Pre-Effective Amendment No.     [ ]
                    Post Effective Amendment No.    [ ]
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                    Amendment No. 67                [X]


                      -----------------------------------


                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT A
                           (EXACT NAME OF REGISTRANT)

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
                              (NAME OF DEPOSITOR)

                   2929 ALLEN PARKWAY, HOUSTON, TEXAS 77019
        (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

                                (713) 831-1230
              (DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                      -----------------------------------

                            PAULETTA P. COHN, ESQ.
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
                   2929 ALLEN PARKWAY, HOUSTON, TEXAS 77019
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

                      -----------------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AT THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT A
                                   POTENTIA
                                   FORM N-4
                                     UNDER
                        THE SECURITIES ACT OF 1933 AND
                      THE INVESTMENT COMPANY ACT OF 1940

                      -----------------------------------

                             CROSS REFERENCE SHEET


                          ITEM NO.                                             PROSPECTUS CAPTION
                                    PART A

       1.   Cover Page......................................   Cover Page
       2.   Definitions.....................................   About the Prospectus
       3.   Synopsis........................................   Fee Table
       4.   Condensed Financial Information.................   Selected Purchase Unit Data
       5.   General Description of Registrant, Depositor       Summary, General Information, Variable Account
            and Portfolio Companies.........................   Options
       6.   Deductions and Expenses.........................   Fees and Charges, Surrender of Account Value
       7.   General Description of Variable Annuity.........   Transfers Between Investment Options, Purchase
                                                               Period, Payout Period, Surrender of Account Value,
                                                               Other Contract Features
       8.   Annuity Period..................................   Payout Period
       9.   Death Benefit...................................   Death Benefit
      10.   Purchase and Contract Value.....................   Fees and Charges, Purchase Period
      11.   Redemptions.....................................   Surrender of Account Value
      12.   Taxes...........................................   Federal Tax Matters
      13.   Legal Proceedings...............................   Not Applicable
      14.   Table of Contents of the Statement of              Contents of Statement of Additional Information
            Additional Information..........................

                                    PART B

      15.   Cover Page......................................   Cover Page
      16.   Table of Contents...............................   Table of Contents
      17.   General Information and History.................   General Information
      18.   Services........................................   Experts; Distribution of Variable Annuity Contracts
      19.   Purchase of Securities Being Offered............   Purchase Unit Value
      20.   Underwriters....................................   Distribution of Variable Annuity Contracts
      21.   Calculation of Performance Data.................   Performance Calculations
      22.   Annuity Payments................................   N/A
      23.   Financial Statements............................   Financial Statements

PART C

Information required to be set forth in Part C is set forth under the appropriate item, so numbered, in Part C of the Registration Statement.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
UNITS OF INTEREST UNDER GROUP
FIXED AND VARIABLE ANNUITY CONTRACTS
POTENTIA(R)
SEPARATE ACCOUNT A
                             _______________, 2000

PROSPECTUS

The Variable Annuity Life Insurance Company ("VALIC") offers certain Series of Potentia that consist of unallocated group annuity contracts (the "Contracts") to certain employer sponsored retirement plans. Potentia is available to Participants in retirement programs that qualify for deferral of federal income taxes.

Potentia permits Participants to invest in and receive retirement benefits in a Fixed Account Option and/or an array of Variable Account Options described in this prospectus. Not all Variable Account Options are available under each employer's retirement program.

--------------------------------------------------------------------------------

VALIC is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. VALIC's membership in IMSA applies to VALIC only and not to its products or affiliates.

This prospectus provides information the plan and plan Participants should know before investing in Potentia. This prospectus is accompanied by the current prospectuses for the mutual fund options described in this prospectus. Please read and retain each of these prospectuses for future reference.

A Statement of Additional Information, dated ___________, 2000 contains additional information about Potentia and is part of this prospectus. Contract owners may obtain a free copy by calling 1-800-44-VALIC. Participants should contact their Plan's Administrator. The Statement of Additional Information has been filed with the Securities and Exchange Commission ("SEC") and is available along with other related materials at the SEC's internet web site (http://www.sec.gov).

INVESTMENT IN THE CONTRACTS IS SUBJECT TO RISK THAT MAY CAUSE THE VALUE OF THE OWNER'S INVESTMENT TO FLUCTUATE, AND WHEN THE CONTRACTS ARE SURRENDERED, THE VALUE MAY BE HIGHER OR LOWER THAN THE PURCHASE PAYMENTS.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

About the Prospectus........................................   -4-

Fee Table...................................................   -5-
  Contract Owner/Participant Expenses.......................   -5-
  Separate Account Charge...................................   -5-
  Fund Annual Expenses......................................   -5-

Summary.....................................................   -8-
  FIXED AND VARIABLE OPTIONS................................   -8-
  TRANSFERS.................................................  -11-
  FEES AND CHARGES..........................................  -11-
  PAYOUT OPTIONS............................................  -12-
  FEDERAL TAX INFORMATION...................................  -12-
  PURCHASE REQUIREMENTS.....................................  -12-
  Selected Purchase Unit Data...............................  -12-

General Information.........................................  -12-
  About Potentia............................................  -12-
  About VALIC...............................................  -13-
  About VALIC Separate Account A............................  -13-
  Distribution of the Contracts.............................  -14-

Variable Account Options....................................  -14-

Purchase Period.............................................  -15-
  Purchase Payments.........................................  -15-
  Purchase Units............................................  -15-
  Calculation of Purchase Unit Value........................  -16-
  Choosing Investment Options...............................  -16-
  Potentia General Account..................................  -17-
  Variable Account Options..................................  -18-
  Stopping Purchase Payments................................  -19-

Transfers Between Investment Options........................  -19-
  During the Purchase Period................................  -19-
  During the Payout Period..................................  -19-
  Effective Date of Transfer................................  -19-
  Market Timing.............................................  -20-

Fees and Charges............................................  -20-
  Premium Tax Charge........................................  -20-
  Separate Account Charges..................................  -21-


   .........................................................
  Fund Annual Expense Charges...............................  -21-
  Other Tax Charges.........................................  -21-
  Market Value Adjustment...................................  -21-

Payout Period...............................................  -22-

  Surrender of Account Value................................  -22-
  When Surrenders Are Allowed...............................  -22-
  Surrender Restrictions....................................  -22-
  Partial Surrenders........................................  -23-

Death Benefits..............................................  -23-

How to Review Investment Performance of Separate
 Account Divisions..........................................  -24-
  Types of Investment Performance Information Advertised....  -24-
  Total Return Performance Information......................  -24-
  Yield Performance Information.............................  -26-

Other Contract Features.....................................  -26-
  Changes That May Not Be Made..............................  -26-
  Relationship to Employer's Plan...........................  -27-

Voting Rights...............................................  -27-
  Who May Give Voting Instructions..........................  -27-
  Determination of Fund Shares Attributable to
   Your Account.............................................  -27-

Federal Tax Matters.........................................  -28-
  Type of Plans.............................................  -28-
  Tax Consequences in General...............................  -28-
  Effect of Tax-Deferred Accumulations......................  -29-

 ABOUT THE PROSPECTUS
________________________________________________________________________________

Unless otherwise specified in this prospectus, the words we, our, Company, and VALIC mean The Variable Annuity Life Insurance Company. The term Participant refers to the individual for whom Purchase Payments are made.

We will use a number of other specific terms in this prospectus. We will, when that term is used in the prospectus, provide you with a definition of that term. The terms used in this prospectus for which we will provide you a definition are:

Defined Terms                                             Page No.
-------------                                             --------

Account Value
Annuitant
Contract Owner
Divisions
Home Office
Mutual Fund or Fund
Participant
Payout Period
Payout Unit
Plan
Potentia General Account
Purchase Payments
Purchase Period
Purchase Unit
VALIC Separate Account A
Variable Account Options

This prospectus is being provided to help Participants make decisions for selecting various investment options and benefits to plan and save for their retirement. It is intended to provide information about VALIC, Potentia, and saving for retirement. Most Participant rights described in this prospectus may be exercised by contacting the Plan's administrator or another Plan representative, rather than contacting VALIC directly. This helps ensure compliance with your employer's plan ("Plan").

The purpose of Variable Account Options is to provide investment returns which are greater than the effects of inflation. We cannot, however, guarantee that this purpose will be achieved.

This prospectus describes a contract in which units of interest in VALIC's Separate Account A are offered. Potentia will allow Participants to accumulate retirement dollars in the Potentia General Account and/or Variable Account Options. This prospectus describes only the variable aspects of

Potentia except where the Potentia General Account is specifically mentioned.

For specific information about the Variable Account Options, Participants should refer to the mutual fund prospectuses. Participants should keep all prospectuses to help answer any questions they may have in the future.

Following this introduction is a summary of the major features and options of Potentia. It is intended to provide a brief overview of those sections discussed in more detail in this prospectus.

FEE TABLE
-----------------------------------------------------------------------------
CONTRACT OWNER/PARTICIPANT EXPENSES(1)
          Maximum Surrender Charge                  0.00%
          Account Maintenance Fee                   $  0

SEPARATE ACCOUNT CHARGE                             1.45%
(as a percentage of Separate Account net assets):

FUND ANNUAL EXPENSES
(as a percentage of net assets):


                                                   MANAGEMENT                 OTHER
                                                       FEE                  EXPENSES           TOTAL FUND
                                                   (AFTER FEE    12B-1   (AFTER EXPENSE       EXPENSES (AFTER
                      FUND                          WAIVER)      FEES     WAIVERS) (2)        EXPENSE WAIVER)
                      ----                         ----------    -----    ------------        ---------------
North American - AG Growth & Income Fund
North American - AG MidCap Index Fund
North American - AG1 Money Market Fund
North American - T. Rowe Price Science &
 Technology Fund
North American - AG Small Cap Index Fund
North American - AG Social Awareness Fund
North American - AG Stock Index Fund
North American - AG Aggressive Growth
Lifestyle Fund /(3)/
American Century Ultra Fund /(4)/

North American - AG Conservative
Growth Lifestyle Fund /(3)/
North American - AG Core Bond Fund /(3)/
Janus Adviser Worldwide Fund
North American - Goldman Sachs Large Cap
 Growth Fund  /(5)/
North American - AG Moderate Growth
 Lifestyle Fund /(3)/
North American - J. P. Morgan Small Cap
 Growth Fund /(5)/
North American - AG Strategic Bond Fund /(5)/
Putnam Global Growth Fund - Class A Shares
Putnam New Opportunities Fund -Class A
 Shares
Putnam OTC & Emerging Growth Fund -
 Class A Shares

(1)  Premium taxes are not shown here, but may be charged by some states.  See:
     "Premium Tax Charge" in this prospectus.

(2) Other Expenses includes custody, accounting, reports to shareholders, audit, legal, administrative and other miscellaneous expenses. See each Fund's prospectus for a detailed explanation of these fees.

(3) Total Combined Operating Expenses based on estimated total average weighted combined operating expenses for the North American -AG Aggressive Growth Lifestyle Fund is ___%, for North American - AG Conservative Growth Lifestyle Fund is ____ %, for North American - AG Growth Lifestyle Fund ____ % and for North American - AG Moderate Growth Lifestyle Fund ___%. Estimated Total Combined Operating Expenses of each North American - AG Lifestyle Fund is based on the Total Fund Operating Expenses of the underlying North American - AG Funds and the North American - AG Lifestyle Funds, assuming each North American - AG Lifestyle Fund's projected asset allocation among the underlying North American - AG Funds is maintained.

(4) The American Century Ultra Fund was formerly known as the American Century Twentieth Century Ultra Fund.

(5) In the absence of management fee waiver, other expense waiver and total annual portfolio operating expense waiver, management fees, other expenses and total annual portfolio operating expenses, respectively would be: North American - AG Core Bond Fund, ___%, ___% and %; North American - Goldman Sachs Large Cap Growth Fund, ___%, ___ % and ___%; North American - J. P. Morgan Small Cap Growth Fund,____ %, ____% and %; and North American - AG Strategic Bond Fund, ___%, ____ % and ___%.

EXAMPLE
________________________________________________________________________________

Total Expenses. You would pay the following expenses on a $1,000 investment under a typical Potentia Contract invested in a single Separate Account Division as listed below, assuming a 5% annual return on assets:

                           FUND                               1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                                              ------   -------   -------   --------
North American - AG Growth & Income Fund
North American - AG MidCap Index Fund
North American - AG1  Money Market Fund
North American - T. Rowe Price Science & Technology Fund
North American - AG Small Cap Index Fund
North American - AG Social Awareness Fund
North American - AG Stock Index Fund
North American - AG Aggressive Growth
Lifestyle Fund
American Century Ultra Fund
North American - AG Conservative
Growth Lifestyle Fund
North American - AG Core Bond Fund
Janus Adviser Worldwide Fund
North American - Goldman Sachs Large Cap Growth Fund
North American - AG Moderate Growth Lifestyle Fund
North American - J.P. Morgan Small Cap Growth Fund
North American - AG Strategic Bond Fund
Putnam Global Growth Fund - Class A Shares
Putnam New Opportunities Fund -Class A Shares
Putnam OTC & Emerging Growth Fund - Class A Shares

Note: These examples should not be considered representations of past or future expenses for VALIC Separate Account A or for any Fund. Actual expenses may be greater or less than those shown above. Similarly, the 5% annual rate of return assumed in the examples is not an estimate or guarantee of future investment performance. The purpose of the Fee Table above is to help Contract Owners and Participants understand the various expenses of VALIC Separate Account A and the Funds which are, in effect, passed on to the Contract Owners and Participants.

This Fee Table shows all charges and expenses which may be deducted from the assets of VALIC Separate Account A and from the Funds in which VALIC Separate Account A invests. For a further description of these charges and expenses, see "Fees and Charges" in this prospectus and the descriptions of fees and charges in each of the Fund's prospectuses. Any and all limitations on total charges and expenses are reflected in this Fee Table.

 SUMMARY
________________________________________________________________________________

Potentia is VALIC's combination fixed and variable annuity that offers Participants a wide choice of investment options and flexibility. A summary of Potentia's major features is presented below. For a more detailed discussion of Potentia, please read the entire prospectus carefully.

FIXED AND VARIABLE OPTIONS

Potentia offers a choice from among 19 Variable Account Options. Depending upon the selection made by a plan, all of the Variable Account Options described below may not be available within a single contract. An employer's retirement program will describe which Variable Account Options are available to Participants. Potentia also offers a Potentia General Account.

-------------------------------------------------------------------------------------------------------------------------------
                                 FIXED ACCOUNT
                                    OPTIONS
-------------------------------------------------------------------------------------------------------------------------------
FIXED                           Potentia General
OPTION                          Account
-------------------------------------------------------------------------------------------------------------------------------
                                VARIABLE ACCOUNT   INVESTMENT                                      ADVISER         SUB-ADVISER
                                OPTIONS            OBJECTIVE
-------------------------------------------------------------------------------------------------------------------------------
INDEX EQUITY FUNDS              North American     Seeks growth of capital through investments     VALIC           N/A(1)
                                -AG MidCap         primarily in a diversified portfolio of
                                Index              common stocks that, as a group are expected
                                Fund*(1)(2)        to provide investment results closely
                                                   corresponding to the performance of the
                                                   Standard & Poor's MidCap 400/(R)/Index.
                               ------------------------------------------------------------------------------------------------
                                North American     Seeks growth of capital through investment      VALIC           N/A(1)
                                -AG Small Cap      primarily in a diversified portfolio of
                                Index Fund*(2)     common stocks that, as a group, are expected
                                                   to provide investment results closely
                                                   corresponding to the performance of the
                                                   Russell 2000/(R)/ Index.
                               ------------------------------------------------------------------------------------------------
                                North American     Seeks long-term capital growth through          VALIC           N/A
                                -AG                Investment in common Stocks that, as a group
                                Stock Index        are expected to provide investment option
                                Fund /(2)/         results closely corresponding to the
                                                   performance of the Standard & Poor's 500
                                                   Stock Index /(R)/.
-------------------------------------------------------------------------------------------------------------------------------

*    A series of North American Variable Product Series I (NAVPS I)
**   A series of North American Variable Product Series II (NAVPS II)
1) Bankers Trust Company ("Bankers Trust") previously served as sub-adviser to the North American - AG MidCap Index Fund, the North American - AG Small Cap Index Fund and the North American - AG Stock Index Fund. VALIC re-assumed direct management of each Fund's investment portfolio on October 1, 1999.
(2) "Standard & Poor's /(R/)", "S&P(R)", "S&P 500(R)" and "S&P MidCap 400 /(R)/" are trademarks of Standard and Poor's ("S&P"). North American - AG Mid Cap Index Fund and North American - AG Stock Index Fund are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in those Funds. The Russell 2000 /(R)/ Index is a trademark/servicemark of Frank Russell Trust Company. Russell /(TM)/ is a trademark of the Frank Russell Company.

SUMMARY    (CONTINUED)
______________________________________________________________________________________________________________________________
ACTIVELY                        AGSPC Growth &     Seeks, long-term growth of capital and,         VALIC           N/A
MANAGED                         Income Fund*       secondarily, current income through
FUNDS                                              investment in common stocks and
                                                   equity-related securities.
                               ------------------------------------------------------------------------------------------------
                                                   Seeks capital growth through investments        American        N/A
                                American           primarily in common stocks that are             Century
                                Century Ultra      considered to have better-than-average          Investment
                                Fund               prospects for appreciation.                     Management,
                                                                                                   Inc.
                               ------------------------------------------------------------------------------------------------
                                Janus Adviser      Seeks long-term growth of capital in a          Janus Capital   N/A
                                Worldwide Fund     manner consistent with preservation of
                                                   capital.
                               ------------------------------------------------------------------------------------------------
                                North American     Seeks long-term growth of capital through a     VALIC           Goldman
                                -Goldman           broadly diversified portfolio of equity                         Sachs Asset
                                SachsLarge Cap     securities of large cap U.S. issuers that                       Management
                                Growth Fund**      are expected to have better prospects for
                                                   earnings growth than the growth rate of the
                                                   general domestic economy.  Dividend income
                                                   is a secondary objective.
===============================================================================================================================
                                VARIABLE ACCOUNT   INVESTMENT                                      ADVISER         SUB-ADVISER
                                OPTIONS            OBJECTIVE
-------------------------------------------------------------------------------------------------------------------------------
                                North American -   Seeks long-term growth from a portfolio of      VALIC           J.P. Morgan
                                J. P. Morgan       equity securities of small capitalization                       Investment
                                Small Cap Growth   growth companies                                                Management,
                                Fund**                                                                             Inc.
-------------------------------------------------------------------------------------------------------------------------------
                                Putnam Global      Seeks capital appreciation.  Current          Putnam              N/A
                                Growth Fund -      income is only an incidental consideration    Investment
                                Class A Shares     in selecting investments for the Fund.        Management, Inc.
                                                   The Fund is designed for investors,
                                                   seeking above-average capital growth
                                                   potential through a globally diversified
                                                   portfolio of common stocks. Dividend and
                                                   interest income is only an incidental
                                                   consideration.
--------------------------------------------------------------------------------------------------------------------------------
                                Putnam New         Seeks long-term capital appreciation.         Putnam              N/A
                                Opportunities      Current income is only an incidental          Investment
                                Fund - Class A     consideration.  The Fund invests              Management, Inc.
                                Shares             principally in common stocks of companies
                                                   in sectors of the economy which the Fund's
                                                   investment adviser believes possess
                                                   above-average long-term growth potential.
--------------------------------------------------------------------------------------------------------------------------------
                                Putnam OTC &       Seeks capital appreciation by investing       Putnam              N/A
                                Emerging Growth    primarily in common stocks traded in the      Investment
                                Fund -  Class A    over-the-counter market and common stocks     Management, Inc.
                                Shares             of "emerging growth" companies listed on
                                                   securities exchanges.  The Fund is
                                                   designed for investors willing to assume
                                                   above-average risk in return for above
                                                   average capital growth potential.
--------------------------------------------------------------------------------------------------------------------------------
INCOME FUNDS                    North American     Seeks the highest possible total return       VALIC               American
                                -AG Core Bond      consistent with conservation of capital                           General
                                Fund**             through investment in medium to high                              Investment
                                                   quality fixed income securities.                                  Management,
                                                                                                                     L.P.
--------------------------------------------------------------------------------------------------------------------------------
                                North American     Seeks the highest possible total return       VALIC               American
                                -AG Strategic      and income consistent with conservation of                        General
                                Bond Fund**        capital through investment in a                                   Investment
                                                   diversified portfolio of income producing                         Management,
                                                   securities.                                                       Inc.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
SPECIALTY FUNDS                 North American      Seeks long-term growth of capital through     VALIC              T. Rowe
                                -T. Rowe Price      investment primarily in the common stocks                        Price
                                Science &           and equity-related securities of companies                       Associates,
                                Technology Fund*    that are expected to benefit from the                            Inc.
                                                    development, advancement and use of
                                                    science and technology.
--------------------------------------------------------------------------------------------------------------------------------
                                North American      Seeks growth of capital through               VALIC               N/A
                                -AG Social          investment, primarily in common stocks, in
                                Awareness Fund*     companies which meet the social criteria
                                                    established for the Fund.
--------------------------------------------------------------------------------------------------------------------------------
MONEY MARKET FUNDS              North American      Seeks liquidity, protection of capital        VALIC               N/A
                                -AG1 Money Market   and current income through investments
                                Fund*               in short-term money market instruments.
--------------------------------------------------------------------------------------------------------------------------------

*    A series of NAVPS I
**   A series of NAVPS II

SUMMARY      (CONTINUED)
________________________________________________________________________________________________________________________________
                VARIABLE ACCOUNT    INVESTMENT OBJECTIVE                                                   ADVISER    SUB-ADVISER
                OPTIONS
---------------------------------------------------------------------------------------------------------------------------------
LIFESTYLE      North American       Seeks growth through investment in NAVPS I or NAVPS II Funds.           VALIC     N/A
 FUNDS         Aggressive Growth    This fund is suitable for investors seeking the potential for capital
               Lifestyle Funds**    growth that a fund investing predominately in equity securities may offer.
---------------------------------------------------------------------------------------------------------------------------------
               North American -     Seeks growth through investments                                        VALIC     N/A
               AG Lifestyle
               Fund**
---------------------------------------------------------------------------------------------------------------------------------
               North American -     Seeks growth and current income through investments in NAVPS I                    `
               AG Moderate          or NAVPS II Funds.
               Growth Lifestyle
               Fund**
---------------------------------------------------------------------------------------------------------------------------------

**      A series of North American Variable Product Series II (NAVPS II)


A detailed description of the investment objective of each Mutual Fund can be found in the current prospectus for each Fund mentioned.

TRANSFERS

There is no charge to transfer money among Potentia's investment options. Account Values may be transferred between Variable Account Options or between a Variable Account Options and the Potentia General Account at any time during the Purchase Period (please see the "Purchase Period" section in the Prospectus.).

Transfers can be made by the Plan or its administrator contacting our Home Office. For more information on account transfers, see the "Transfers Between Investment Options" section in the prospectus.

LOANS

Although deferred annuity contracts often can be purchased with after-tax dollars, the Potentia contract is offered primarily in conjunction with retirement programs which receive favorable tax treatment under federal law. For a more detailed discussion of these income tax provisions, see the "Federal Tax Matters" section of the prospectus and of the Statement of Additional Information.


FEES AND CHARGES

PREMIUM TAX CHARGE

Premium taxes ranging from zero to 3 1/2% are currently imposed by certain states and municipalities on Purchase Payments made under the contract.

SEPARATE ACCOUNT CHARGES

An annual separate account charge will be assessed at an aggregate annualized rate of 1.45% on the average daily net asset value of VALIC Separate Account A.

More information on Fees may be found in the prospectus under the headings "Fees and Charges" and "Fee Table."

PAYOUT OPTIONS

Amounts payable under this contract to Participants may be used to buy an
annuity in any form then offered by VALIC.   VALIC will use its applicable
settlement option rate based on a minimum 3% assumed interest rate and the latest group annuity mortality table approved for use in the state where the contract is issued. More information on payout options can be found in the "Payout Period" section of the prospectus.

FEDERAL TAX INFORMATION

Although deferred annuity contracts often can be purchased with after-tax dollars, the Potentia contract is offered primarily in conjunction with retirement programs which receive favorable tax treatment under federal law. For a more detailed discussion of these income tax provisions, see the "Federal Tax Matters" section of the prospectus and of the Statement of Additional Information.

PURCHASE REQUIREMENTS

Purchase Payments may be made at any time and in any amount, subject to plan limitations. For more information on PURCHASE PAYMENTS, refer to the "Purchase Period" section of the prospectus.


SELECTED PURCHASE UNIT DATA
________________________________________________________________________________

The Contract is a new variable annuity product; therefore, there is no selected Purchase Unit Data available at this time.

GENERAL INFORMATION
________________________________________________________________________________

ABOUT POTENTIA

Potentia was developed to help Participants save money for their retirement. It offers a combination of fixed and variable investment options that Participants can invest in to help them reach their retirement savings goals. Contributions to Potentia can come from different sources, like payroll deductions or money transfers. The retirement savings process with Potentia will involve two stages: the Purchase Period; and the Payout Period. The first is when Participants make contributions into Potentia called "Purchase Payments." The second is when Participants receive their retirement payouts. For more information, see "Purchase Period" and "Payout Period" in this prospectus.

Participants may choose, depending upon their retirement savings goals, personal risk tolerances, and retirement plan, to invest in the Potentia General Account and/or the Variable Account Options described in this prospectus. The Plan can provide for Participant retirement benefits by purchasing an annuity for them.

The Potentia contract is unallocated, which means that VALIC will not maintain separate Participant account records and will not issue a separate contract or certificate to the Participant. However, the Participant's interest in the Contract, as reflected in records maintained by or on behalf of the plan sponsor, are subject to all of the applicable restrictions under Code Section 403(b), and to plan limitations that may be more restrictive than the Code restrictions. Most Participant rights described in this prospectus may be exercised by contacting the Plan's administrator or another Plan representative, rather than contacting VALIC directly. This helps ensure compliance with the employer's Plan.


ABOUT VALIC

We were originally organized on December 21, 1955 as The Variable Annuity Life
Insurance Company of America, located in Washington, D.C.   We re-organized in
the State of Texas on August 20, 1968, as The Variable Annuity Life Insurance Company. Our main business is issuing and offering fixed and variable retirement annuity contracts, like Potentia. Our principal offices are located at 2929 Allen Parkway, Houston, Texas 77019. We have Regional Offices throughout the United States.

VALIC is a member of the American General Corporation group of companies. Members of the American General Corporation group of companies operate in each of the 50 states, the District of Columbia, and Canada and collectively provide financial services with activities heavily weighted toward insurance.

VALIC is a member of the Insurance Marketplace Standards Association (IMSA). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. VALIC's membership in IMSA applies to VALIC only and not its products or affiliates.

For more information about VALIC, see the Statement of Additional Information.

ABOUT VALIC SEPARATE ACCOUNT A

Money directed into Potentia's Variable Account Options will be sent through VALIC'S Separate Account A. Money is not invested directly in the Mutual Funds made available in Potentia. VALIC's Separate Account A invests in the Mutual Funds on behalf of the Plan. Mutual Fund or Fund refers to the investment portfolio(s) of a registered open-end management investment company, which serves as the underlying investment vehicle for each Division represented in VALIC Separate Account A. VALIC Separate Account A is made up of what we call "Divisions." Nineteen Divisions are available and represent the Variable Account Options in Potentia. Each of these Divisions invests in a different Mutual Fund made available through Potentia. For example, Division [Ten] represents and invests in the North American - AG Stock Index Fund. The earnings (or losses) of each Division are credited to (or charged against) the assets of that Division, and do not affect the performance of the other Divisions of VALIC Separate Account A.

VALIC established Separate Account A on July 25, 1979 under Texas insurance law. VALIC Separate Account A is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("Act"). Units of interest in VALIC Separate Account A are registered as securities under the Securities Act of 1933.

VALIC Separate Account A is administered and accounted for as part of VALIC's business operations. However, the income, capital gains or capital losses, whether or not realized of each Division of VALIC Separate Account A are credited to or charged against the assets held in that Division without regard to the income, capital gains or capital losses of any other Division or arising out of any other business the Company may conduct. In accordance with the terms of Potentia, VALIC Separate Account A may not be charged with the liabilities of any other VALIC operation. The Texas Insurance Code requires that the assets of VALIC Separate Account A attributable to Potentia be held exclusively for the benefit of the contract owner, Participants, annuitants, and beneficiaries of Potentia. When we discuss performance information in this prospectus, we mean the performance of a VALIC Separate Account A Division.

UNITS OF INTERESTS

Investment in a Division of VALIC Separate Account A is represented by units of interest issued by VALIC Separate Account A. On a daily basis, the units of interest issued by VALIC Separate Account A are revalued to reflect that day's performance of the underlying mutual fund minus any applicable fees and charges to VALIC Separate Account A.

DISTRIBUTION OF THE CONTRACTS

American General Distributors, Inc. (the "Distributor"), an affiliate of VALIC, acts as VALIC's Separate Account A distributor. The Distributor's address is 2929 Allen Parkway, Houston, Texas 77019. For more information about the Distributor see "Distribution of Variable Annuity Contracts" in the Statement of Additional Information.

VARIABLE ACCOUNT OPTIONS
_______________________________________________________________

Potentia provides nineteen Variable Account Options.   The Plan may limit the
number of Variable Account Options available to its Participants to a smaller number. Plans may also limit how many options Participants may be invested in at any one time or how many of the options Participants are invested in may be involved in certain transactions at any one time. See "About VALIC Separate Account A" in this prospectus. Investment returns on Variable Account Options may be positive or negative depending on the investment performance of the underlying Mutual Fund.

Each individual Division represents and invests, through VALIC's Separate Account A, in specific Mutual Funds. These Mutual Funds serve as the investment vehicles for Potentia and include:

 . North American Funds Variable Product Series I (NAVPS I) - offers 7 funds for which VALIC serves as investment adviser and, for 1 of such funds, T. Rowe Price Associates, Inc. serves as sub-adviser.

 . North American Funds Variable Product Series II (NAVPS II) - offers 7 funds for which VALIC serves as investment adviser. Four of those funds have one of the following sub-advisers: American General Investment Management, L.P., Goldman Sachs Asset Management, or J.P. Morgan Investment Management Inc.

 . American Century Mutual Funds, Inc. - offers 1 fund for which American Century Investment Management, Inc. serves as investment adviser.

 . Putnam Investments - offers 3 funds for which Putnam Investment Management Inc., serves as investment adviser.

 . Janus Funds offers one fund for which Janus Capital serves as investment adviser.

Five of the Mutual Funds offered through VALIC's Separate Account A are also available to the general public.

Each of these Funds (except for the North American - AG Lifestyle Funds, which are non-diversified Funds) is registered as a diversified open-end, management investment company and is regulated under the Act. For complete information about each of these Funds, including charges and expenses, you should refer to the prospectus for that Fund. Additional copies are available from VALIC.

Shares of certain of the Funds are also sold to separate accounts of other insurance companies that may or may not be affiliated with us. This is known as "shared funding." These Funds may also be sold to separate accounts that act as the underlying investments for both variable annuity contracts and variable life insurance policies. This is known as "mixed funding." There are certain risks associated with mixed and shared funding. These risks are discussed in each Fund's prospectus.

PURCHASE PERIOD
________________________________________________________________________________

The Purchase Period begins when the first Participant Purchase Payment is made and continues until that Participant begins his Payout Period. The Purchase Period can also end for any participant when a Potentia account is surrendered before the Payout Period. The amount, number, and frequency of Purchase Payments is determined by the retirement plan for which Potentia was purchased.

PURCHASE PAYMENTS

Initial Purchase Payments must be received by VALIC either with, or after, a completed Plan application. The Contract Owner or the Plan's administrator is responsible for furnishing instructions to us (a premium flow report) as to the amount being applied to each account option.

Purchase Payments are received in VALIC's Home Office. When an initial Purchase Payment is accompanied or preceded by a Plan application, within 2 business days we will:

 . Accept the Application - and issue a contract;

 . Reject the Application - and return the Purchase Payment; or

 . Request Additional Information - to correct or complete the application.

If we receive Purchase Payments from the Plan before we receive its completed application, we will not be able to establish a permanent account for the Plan. Under those circumstances, we will return the Purchase Payment to the employer.

PURCHASE UNITS

A Purchase Unit is a unit of interest owned by the Plan in a Variable Account Option. Purchase Units apply only to the Variable Account Options selected by the Plan. Purchase Unit values are calculated at the close of regular trading of the New York Stock Exchange (the "Exchange"), currently 4:00 p.m. New York time (see Calculation of Purchase Unit Value below for more information.) Once we have established the Plan's account and have applied its initial Purchase Payment as described above, any subsequent Purchase Payment received by Us, or the Plan's administrator acting on our behalf, before the close of the Exchange will be credited the same business day. If not, it will be calculated and credited the next business day. Purchase Unit values will vary depending on the net investment results of each of the Variable Account Options. This means the value of the Variable Account Options will fluctuate.

CALCULATION OF PURCHASE UNIT VALUE

The Purchase Unit value for a Division is calculated as shown below:

Step 1: Calculate the gross investment rate:

     Gross Investment Rate
     = (equals)
     The Division's investment income and capital gains and losses (whether realized or unrealized) on that day from the assets attributable to the Division.
     / (divided by)
     The value of the Division for the immediately preceding day on which the values are calculated.

We calculate the gross investment rate as of 4:00 p.m. New York time on each business day when the Exchange is open.

Step 2: Calculate net investment rate for any day as follows:

     Net Investment Rate
     = (equals)
     Gross Investment Rate (calculated in Step 1)
     -  (minus)
     Separate Account charges and any income tax charges.

Step 3: Determine Purchase Unit Value for that day.

     Purchase Unit Value for that day.
     = (equals)
     Purchase Unit Value for immediate preceding day.
     x (multiplied by)
     Net Investment Rate (as calculated in Step 2) plus 1.00.

For more information as to how Purchase Unit Values are calculated, see the Statement of Additional Information.

CHOOSING INVESTMENT OPTIONS

There are 20 investment options offered in Potentia. This includes the Potentia General Account and 19 Variable Account Options. The Funds that underlie the Variable Account Options are registered as investment companies under and are subject to regulation of the Act. The Potentia General Account is not subject to regulation under the Act and is not required to be registered under the Securities Act of 1933. As a result, the SEC has not reviewed data in this prospectus that relates to the Potentia General Account. However, federal securities law does require such data to be accurate and complete.

POTENTIA GENERAL ACCOUNT

The Potentia General Account may be invested in either the general assets of the Company or in a Separate Account of the Company, depending upon state requirements. A Plan may allocate all or a portion of Participant Purchase Payments to the Potentia General Account. All payments under Potentia are initially allocated to the Potentia General Account, before being transferred to the Variable Account Options as instructed. Purchase Payments allocated to the Potentia General Account are guaranteed to earn at least a minimum rate of interest. Interest is paid on the Potentia General Account at declared rates. With the exception of the market value adjustment, which generally will be applied to withdrawals after the first plan year in excess of certain amounts, we bear the entire investment risk for the Potentia General Account. All Purchase Payments and interest earned on such amounts in the Potentia General Account will be paid regardless of the investment results experienced by the Company's general assets.

Here is how you may calculate the value of your Potentia General Account during the Purchase Period:

 Value of The Potentia General Account*
= (equals)
All Purchase Payments made to the Potentia General Account
+ (plus)
Amounts transferred from Variable Account Options to the Fixed
Account Options
+ (plus)
All interest earned
 (minus)
Amounts transferred or withdrawn from Potentia General Accounts
(including applicable fees and charges)
__________
* This value may be subject to a market value adjustment. See "Market Value Adjustment" section below.

VARIABLE ACCOUNT OPTIONS

A Plan may allocate all or a portion of Participant Purchase Payments to the Variable Account Options listed in this prospectus. A complete discussion of each of the Variable Account Options may be found in the "Summary" and "Variable Account Options" sections in this prospectus and in each Fund's prospectus. Based upon a Variable Account Option's Purchase Unit Value the Plan's accounts will be credited with the applicable number of Purchase Units. The Purchase Unit Value of each Variable Account Option will change daily depending upon the investment performance of the underlying fund (which may be positive or negative) and the deduction of VALIC Separate Account A charges. See the "Fees and Charges" section in this prospectus. Because Purchase Unit Values change daily, the number of Purchase Units the Plan's accounts will be credited for subsequent Purchase Payments will vary. Each Variable Account Option bears its own investment risk. Therefore, the value of the Plan's accounts may be worth more or less at retirement or withdrawal.

Here is how to calculate the value of each Variable Account Option in an account during the Purchase Period:

     Value of A Variable Account Option
     = (equals)
     Total Number of Purchase Units
     x (multiplied by)
     Current Purchase Unit Value

STOPPING PURCHASE PAYMENTS

Purchase Payments may be stopped at any time. Purchase Payments may be resumed at any time before the Potentia contract has been surrendered. The value of the Purchase Units will continue to vary. The Plan's Account Value will continue to be subject to charge.

TRANSFERS BETWEEN INVESTMENT OPTIONS
________________________________________________________________________________

Participants may request a transfer of all or part of their Account Value between the various Fixed Account and Variable Account Options in Potentia through the Plan's administrator or another designated representative of the Plan without a charge. Transfers may be made during the Purchase Period or during the Payout Period. We reserve the right to limit transfers as discussed below.

DURING THE PURCHASE PERIOD

During the Purchase Period, We currently permit transfers between Variable Account Options or between a Variable Account Option and the Potentia General Account, at any time. We may, however, limit the number of transfers you can make.

DURING THE PAYOUT PERIOD

During the Payout Period, transfers between Potentia's investment options may be subject to certain limitations imposed by the annuity purchased. In no event may transfers be done once payout begins from the Potentia General Account.

We will send the Plan confirmation of the completed transfer within 5 days from the date of its instruction. When the Plan or its administrator receives its confirmation, it is the Plan's duty to verify the information shown, and advise us of any errors within one business day.

EFFECTIVE DATE OF TRANSFER

The effective date of a transfer will be:

 . The date of receipt, if received by Us, or the Plan's administrator acting on our behalf, before the close of regular trading of the Exchange on a day values are calculated; (Normally, this will be 4:00 P.M. New York time); otherwise

 . The next date values are calculated.

MARKET TIMING

The Contracts are not designed for professional market timing organizations or other entities using programmed and frequent transfers. We reserve the right at any time and without prior notice to any party to terminate, suspend, or modify our policies or procedures regarding transfer requests.

FEES AND CHARGES
________________________________________________________________________________

By investing in Potentia, Participants may be subject to four basic types of fees and charges:

 . Premium Tax Charge

 . Separate Account Charges

 . Fund Annual Expense Charge

 . Other Tax Charges

These fees and charges are explained below. For additional information about these fees and charges, see the Fee Table in this prospectus.

In addition, certain charges may apply to the Potentia General Account which are discussed at the end of this section.

PREMIUM TAX CHARGE

Taxes on Purchase Payments are imposed by some states, cities, and towns. The rate will range from zero to 3 1/2%.

If the law of a state, city, or town requires premium taxes to be paid when Purchase Payments are made, we will, of course, comply.

Otherwise, such tax will be deducted from the Payout Value when annuity payments are to begin.

If we deduct an amount for premium taxes, but later find the tax was not due, we will:

 . Adjust the amount deducted in error to reflect investment experience from the date of the deduction to the date we determined the tax was not due; and

 . Apply the excess amount, as adjusted, to increase the number of Pay-in or Payout Units.

SEPARATE ACCOUNT CHARGES

There will be a separate account charge applied to VALIC Separate Account A. This is a daily charge at an annualized rate of 1.45% on the average daily net asset value of VALIC Separate Account A. This charge is guaranteed and cannot be increased by the Company. The separate account charge is to compensate the Company for assuming mortality and expense risks under Potentia. The mortality risk that the Company assumes is the obligation to provide payments during the Payout Period for a Participant's life no matter how long that might be. The expense risk is our obligation to cover the cost of issuing and administering Potentia, no matter how large the cost may be.

The Company may make a profit on the separate account charge.

For more information about the Separate Account Charge, see the Fee Table in this prospectus.

FUND ANNUAL EXPENSE CHARGES

Investment management charges based on a percentage of each Fund's average daily net assets are payable by each Fund. Depending on the Variable Account Option selected, the charges will be paid by each Fund to its investment adviser.
These charges and other Fund charges and expenses are fully described in the prospectuses for the Funds. These charges indirectly cost you because they lower your return.

Some of the Mutual Funds or their affiliates may have an agreement with the Company to pay the Company for administrative and shareholder services it provides to the underlying Fund.

OTHER TAX CHARGES

We reserve the right to charge for certain taxes (other than premium taxes) that we may have to pay. This could include federal income taxes. Currently, no such charges are being made.

MARKET VALUE ADJUSTMENT

The Potentia General Account will be guaranteed to receive a stated rate of interest through the end of the selected term. We guarantee the Potentia General Account will earn at least 3%. Withdrawals after the first policy year in excess of 20% of the Account Value of the Potentia General Account as of the last anniversary of the Potentia Contract will be subject to a market value adjustment. This adjustment may be positive or negative, based upon the differences in selected interest rates at the time the Contract was established and at the time of the withdrawal. This adjustment will not apply to any withdrawals of Account Value in the Potentia General Account used to purchase an annuity. Loans are available from the Potentia General Account if permitted under the Plan. Please review your contract for additional information on the Potentia General Account.

PAYOUT PERIOD
_____________________________________________________________

Any amount payable under the Potentia Contract or any amount available under the Plan may be used by the Contract Owner to purchase an annuity. That annuity can be in any form then available from VALIC. It will be based on VALIC's applicable settlement option rate based on a minimum 3% assumed interest rate and the latest group annuity mortality table approved for use in the state where the Contract is issued.

SURRENDER OF ACCOUNT VALUE
_____________________________________________________________

WHEN SURRENDERS ARE ALLOWED

The Contract Owner may withdraw all or part of the Participant's Account Value at any time before Payout begins if:

 .  allowed under federal or state law
 .  allowed under the Plan

There is no guarantee that the Surrender Value in a Variable Account Option will ever equal or exceed the total amount of Purchase Payments received by us.

We will mail the Surrender Value within 7 calendar days after we receive a properly completed surrender request. However, we may be required to suspend or postpone payments if redemption of an underlying Fund's shares have been suspended or postponed. See the current Fund(s)' prospectuses for a discussion of the reasons why the redemption of shares may be suspended or postponed.

We may receive a surrender for a Purchase Payment which has not cleared the banking system. We may delay payment of that portion of your Surrender Value until the check clears. The rest of the Surrender Value will be processed as usual.

SURRENDER RESTRICTIONS

Generally, Internal Revenue Code Section 403(b)(11) permits total or partial distributions of elective deferrals or amounts transferred into this contract from a 403(b)(7) custodial account, from a 403(b) annuity contract, only on account of hardship (employee contributions only, without accrued interest), attainment of age 59 1/2, separation from service, death or disability. An employer's plan may impose additional restrictions on withdrawals of these and other amounts.

PARTIAL SURRENDERS

The Contract Owner may request a partial surrender of the Participant's Account Value at any time, subject to any applicable surrender restrictions. A partial surrender will reduce the Account Value.

POTENTIAL GENERAL ACCOUNT

For transactions made during the first year of the Contract, no charges or value adjustments will be made on surrenders. For transactions made after the first year of the Contracts, up to 20% of the Potential General Account Accumulation Value as of the last Contract anniversary will be free from any charge or adjustment in value. All transfers above those limits will be subject to a market value adjustment as follows:

                              (1+A)/5/ / (1+B)/5/

  A= the average 10 year Treasury Constant Maturity Series rate computed as an average of such rates of the last business day of the last 60 complete calendar months or the number of complete months since the Contract issue, if less, determined at the time of the surrender

  B= the 10 year Treasury Constant Maturity Series rate determined as of the last business day of the calendar month prior to the transaction

DEATH BENEFITS
______________________________________________________________________________

If a Participant dies before withdrawing his or her entire interest in the Contract, the remaining interest will be paid to the Participant's beneficiary(ies) as determined under the Plan, in accordance with the Plan and the Code. If the Participant dies after commencing payments under the annuity option, the remaining payments under that annuity option, if any, will be paid to the Participant's beneficiary(ies) as determined under the Plan.

HOW TO REVIEW INVESTMENT PERFORMANCE
OF SEPARATE ACCOUNT DIVISIONS
_______________________________________________________________________________

We will advertise information about the investment performance of VALIC Separate Account A Divisions. Our advertising of past investment performance results does not mean that future performance will be the same. The performance information will not predict what your actual investment experience will be in that Division or show past performance under an actual contract. We may also show how the Divisions rank on the basis of data compiled by independent ranking services.

Some of the Divisions (and underlying Funds) offered in this prospectus were previously available through other annuity or life insurance products or to the general public before Potentia was first available to you. We may therefore, advertise investment performance since the inception of the underlying Funds. In each case, we will use the charges and fees imposed by Potentia in calculating the Division's investment performance.

TYPES OF INVESTMENT PERFORMANCE
INFORMATION ADVERTISED

We may advertise the Division's Total Return Performance information and Yield Performance information.

TOTAL RETURN PERFORMANCE INFORMATION

Total Return Performance Information is based on the overall dollar or percentage change in value of an assumed investment in a Division over a given period of time.

There are seven ways Total Return Performance Information may be advertised:

 . Standard Average Annual Total Return

 . Nonstandard Average Annual Total Return

 . Cumulative Total Return

 . Annual Change in Purchase Unit Value

 . Cumulative Change in Purchase Unit Value

 . Total Return Based on Different Investment Amounts

 . An Assumed Account Value of $10,000

Each of these is described below.

Standard Average Annual Total Return

Standard Average Annual Total Return shows the average percentage change in the value of an investment in the Division from the beginning to the end of a given historical period. The results shown are after all charges and fees have been applied against the Division. Premium taxes are not deducted. This information is calculated for each Division based on how an initial assumed payment of $1,000 performed at the end of 1, 5 and 10 year periods. If Standard Average Annual Return for a Division is not available for a stated period, we may show the Standard Average Annual Total Return since Division inception.

The return for periods of more than one year are annualized to obtain the average annual percentage increase (or decrease) during the period. Annualization assumes that the application of a single rate of return each year during the period will produce the ending value, taking into account the effect of compounding.

Nonstandard Average Annual Total Return

Nonstandard Average Annual Total Return is calculated in the same manner as the Standard Average Annual Total Return. However, Nonstandard Average Annual Total Return shows only the historic investment results of the Division. Premium taxes are not deducted. The SEC staff takes the position that performance information of an underlying Fund reduced by Account fees for a period prior to the inception of the corresponding Division is nonstandard performance information regardless of whether all account fees and charges are deducted.

Cumulative Total Return

Cumulative Total Return may be calculated for 1, 5 and 10 year periods. If Cumulative Total Return for a Division is not available for a stated period, we may show the Cumulative Total Return since Division inception. It is based on an assumed initial investment of $10,000. The Cumulative Return will be calculated without deduction of premium taxes.

Annual Change in Purchase Unit Value

Annual Change in Purchase Unit Value is a percentage change during a one year period or since inception. This is calculated as follows:

 . The Purchase Unit Value at the start of the year is subtracted from the Purchase Unit Value at the end of the period or year;

 . The difference is divided by the Purchase Unit Value at the start of the period or year.

Premium taxes are not deducted. The effect of these taxes, if deducted, would reduce the Division's Annual Change in Purchase Unit Value.

Cumulative Change in Purchase Unit Value

Cumulative Change in Purchase Unit Value is a percentage change from the beginning to the ending of a period usually greater than one year. Otherwise, it is calculated in the same way as the Annual Change in Purchase Unit Value.

Total Return Based on Different Investment Amounts

We may show total return information based on different investment amounts. For example, we may show $200 a month for 10 years, or $100 a month to age 65. Fees may or may not be included. Each performance illustration will explain the Potentia charges and fees imposed on the Division.

An Assumed Account Value of $10,000

We may show annual values based on an initial investment of $10,000. This will not reflect any deduction for account maintenance fees, surrender charges and premium taxes.

YIELD PERFORMANCE INFORMATION

We may advertise Yield Performance, at a given point in time. A Division's yield is one way of showing the rate of income the Division is earning as a percentage of the Division's Purchase Unit Value.

NAVPS 1 Money Market Division

We may advertise the NAVPS 1 Money Market Divisions' Current Yield and Effective Yield.

The Current Yield refers to the income produced by an investment in the North American - AG1 Money Market Division over a given 7-day period. The Current Yield does not take into account premium taxes. The income produced over a 7 day period is then "annualized." This means we are assuming the amount of income produced during the 7-day period will continue to be produced each week for an entire year. The annualized amount is shown as a percentage of the investment.

The Effective Yield is calculated in a manner similar to the Current Yield.
But, when the yield is annualized the income earned is assumed to be reinvested. The compounding effect will cause the Effective Yield to be higher than the Current Yield. For the North American - AG1 Money Market Division and the 7-day Effective Yield for the last 7 days ended December 31, 1999 was ____%.

Divisions Other Than The NAVPS I Money Market Division

We may advertise the standardized yield performance for each Division other than the North American -AG1 Money Market Division. The yield for each of these Divisions will be determined as follows:

 . We will divide the average daily net investment income per Purchase Unit by the Purchase Unit Value on the last day of the period; and

 . We will annualize the result.

OTHER CONTRACT FEATURES
________________________________________________________________________________

CHANGES THAT MAY NOT BE MADE

The Contract Owner may not be changed once their account has been established:

WE RESERVE CERTAIN RIGHTS

We reserve the right to:

 . Amend the Contract to conform with substitutions of investments;

 . Amend the Contract to comply with tax or other laws;

 . Make changes (upon written notice) that would apply only to new Participants after the effective date of the changes;

 . Operate VALIC Separate Account A as a management investment company under the Act, in consideration of an investment management fee or in any other form permitted by law;

 . Deregister VALIC Separate Account A under the Act, if registration is no longer required;

 . Stop accepting new Participants under a  Contract.

RELATIONSHIP TO EMPLOYER'S PLAN

Participants should always refer to the terms and conditions in the Plan, including any Plan limitations that may limit a Participant's rights with respect to amounts held under the Potentia Contract, when reviewing the descriptions of Potentia in this prospectus.

VOTING RIGHTS
________________________________________________________________________________

As discussed in the "About VALIC Separate Account A" section of this prospectus, VALIC Separate Account A holds on the Plan's behalf shares of the Funds which comprise the Variable Account Options. From time to time the Funds are required to hold a shareholder meeting to obtain approval from their shareholders for certain matters. Subject to any contrary provisions in the Plan, Participants may be entitled to give voting instructions to us as to how VALIC Separate Account A should vote its Fund shares on these matters. Those persons entitled to give voting instructions will be determined before the shareholders meeting is held. For more information about these shareholder meetings and when they may be held, see the Funds' prospectuses.

WHO MAY GIVE VOTING INSTRUCTIONS

The Plan will dictate whether  Participants will have the right to give voting
instructions for the shareholder meetings.   Contract Owners will instruct VALIC
Separate Account A in accordance with these instructions. Plans will receive proxy material and a form on which voting instructions may be given before the shareholder meeting is held.

DETERMINATION OF FUND SHARES ATTRIBUTABLE TO YOUR ACCOUNT

During Purchase Period

The number of Fund shares attributable to an account will be determined on the basis of the Purchase Units credited to the account on the record date set for the Fund shareholder meeting.

During Payout Period or After A Death Benefit Has Been Paid

The number of Fund shares attributable to an account will be based on the liability for future variable annuity payments to the payees on the record date set for the Fund shareholder meeting.

How Fund Shares Are Voted

The Funds which comprise the Variable Account Options in Potentia may have a number of shareholders including VALIC Separate Account A, VALIC's other affiliated insurance company separate accounts and retirement plans within the American General group of companies and public shareholders.

VALIC Separate Account A will vote all of the shares of the Funds it holds based on, and in the same proportion as, the instructions given by all the Participants invested in that Fund entitled to give instructions at that shareholder meeting. VALIC Separate Account A will vote the shares of the Funds it holds for which it receives no voting instruction in the same proportion as the shares for which voting instructions have been received.

In the future, we may decide how to vote the shares of VALIC or VALIC Separate Account A in a different manner if permitted at that time under federal securities law.

FEDERAL TAX MATTERS
________________________________________________________________________________

Potentia provides tax-deferred accumulation over time, but is subject to federal income and excise taxes, mentioned briefly below. You should refer to the Statement of Additional Information for further details. Section references are to the Internal Revenue Code ("Code"). We do not attempt to describe any potential estate or gift tax, or any applicable state, local or foreign tax law other than possible premium taxes mentioned under "Premium Tax Charge." Remember that future legislation could modify the rules discussed below, and always consult your personal tax adviser regarding how the current rules apply to your specific situation.

TYPE OF PLANS

Potentia contracts are offered primarily to employer-sponsored tax-qualified
retirement programs.   The contracts offered with this prospectus are issued
only to Code Section 403(b) annuity plans.

TAX CONSEQUENCES IN GENERAL

Purchase Payments, distributions, withdrawals, transfers and surrender of a Contract can each have a tax effect under an employer's 403(b) Plan. Please refer to the detailed explanation in the Statement of Additional Information, the documents (if any) controlling the retirement arrangement through which the contract is offered, and your personal tax adviser.

Purchase Payments under Potentia can be made as contributions by employers, or as pre-tax or after-tax contributions by employees, depending on the type of retirement program. After-tax employee contributions constitute investment in the Contract. Potentia contracts offered under this prospectus are only offered to 403(b) programs. Contracts offered under such programs receive deferral of tax on the inside build-up of earnings on invested Purchase Payments until a distribution occurs. See the Statement of Additional Information for special rules.

Generally, the portion of a distribution which is not considered a return of investment in the Contract is subject to income tax. For annuity payments, investment in the Contract is recovered ratably over the expected payout period. Special recovery rules might apply in certain situations.

Amounts subject to income tax may also incur excise or penalty taxes, under the circumstances described in the Statement of Additional Information. Generally, they would also be subject to some form of federal income tax withholding unless rolled into another tax-deferred vehicle. Required withholding will vary according to type of program, type of payment and your tax status. In addition, amounts received under all Contracts may be subject to state income tax withholding requirements.

It is the opinion of VALIC and its tax counsel that a Qualified Contract described in Section 403(b) of the Code does not lose its deferred tax treatment if purchase payments under the contract are invested in publicly available mutual funds. In 1999, the IRS confirmed this opinion, reversing its previous position by modifying a contrary ruling it had issued in 1981.

In its ruling in 1981, the IRS had taken the position that, where purchase payments under a variable annuity contract are invested in publicly available mutual funds, the contract owner should be treated as the owner of the mutual fund shares, and deferred tax treatment under the contract should not be available. In the opinion of VALIC and its tax counsel, the 1981 ruling was superseded by subsequent legislation (Code Section 817(h)) which specifically exempts these Qualified Contracts, and the IRS had no viable legal basis or reason to apply the theory of the 1981 ruling to these Qualified Contracts under current law.

EFFECT OF TAX-DEFERRED ACCUMULATIONS

The chart below compares the results from Premium Payments made to:

 . Potentia Contract issued to a tax favored retirement program purchased with pre-tax premium payments;

 . A non-qualified Contract purchased with after-tax Premium Payments and;

 . Conventional savings vehicles such as savings accounts.

                        THE POWER OF TAX-DEFERRED GROWTH

[BAR GRAPH]

This hypothetical chart compares the results of (1) contributing $100 per month to a conventional, non-tax deferred plan, (2) contributing $100 to a nonqualified, tax-deferred annuity, and (3) contributing $100 per month ($138.89 since contributions are made before tax) to a qualified tax-deferred plan. The chart assumes a 28% tax rate and an 8% fixed rate of return. Variable options incur mortality and expense risk fee charges and may also incur account maintenance fees and surrender charges. The chart does not reflect the deduction of any such fees. An additional 10% tax penalty may apply to withdrawals before age 59 1/2. This information is for illustrative purposes only and is not a guarantee of future return.

Unlike savings accounts, Premium Payments made to tax-favored retirement programs and Non-Qualified Contracts generally provide tax deferred treatment on earnings. In addition, Premium Payments made to tax-favored retirement programs ordinarily are not subject to income tax until withdrawn. As shown above, investing in a tax-favored program increases the accumulation power of savings over time. The more taxes saved and reinvested in the program, the more the accumulation power effectively grows over the years.

To further illustrate the advantages of tax deferred savings using a 28% Federal tax bracket, an annual fixed yield (BEFORE THE DEDUCTION OF ANY FEES OR CHARGES) of 8% under a tax-favored retirement program in which tax savings were reinvested has an equivalent after-tax annual fixed yield of 5.76% under a conventional savings program. THE 8% YIELD ON THE TAX-FAVORED PROGRAM WILL BE REDUCED BY THE IMPACT OF INCOME TAXES UPON WITHDRAWAL. The yield will vary depending upon the timing of withdrawals. The previous chart represents (without factoring in fees and charges) after-tax amounts that would be received.

By taking into account the current deferral of taxes, contributions to tax-favored retirement programs increase the amount available for savings by decreasing the relative current out-of-pocket cost (referring to the effect on annual net take-home pay) of the investment. The chart below illustrates this principle by comparing a pre-tax contribution to a tax-favored retirement plan with an after-tax contribution to a conventional savings account:

                              PAYCHECK COMPARISON

                                       TAX-FAVORED   CONVENTIONAL
                                       RETIREMENT       SAVINGS
                                         PROGRAM        ACCOUNT
-----------------------------------------------------------------
Annual amount available for                 $2,500         $2,500
 savings before federal taxes
-----------------------------------------------------------------
Current federal income tax due on                0           (700)
 Purchase Payments
-----------------------------------------------------------------
Net retirement plan Purchase                $2,500         $1,800
 Payments
-----------------------------------------------------------------

This chart assumes a 28% federal income tax rate. The $700 which is paid toward current federal income taxes reduces the actual amount saved in the conventional savings account to $1,800 while the full $2,500 is contributed to the tax-qualified program, subject to being taxed upon withdrawal. Stated otherwise, to reach an annual retirement savings goal of $2,500, the contribution to a tax-qualified retirement program results in a current out-of-pocket expense of $1,800 while the contribution to a conventional savings account requires the full $2,500 out-of-pocket expense. The tax-qualified retirement program represented in this chart is a plan type, such as one under Section 403(b) of the Code, which allows Participants to exclude contributions within limits, from gross income.

                CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

                                                                          Page
                                                                          ----
About the Prospectus.....................................................  -4-

Fee Table................................................................  -5-
  Contract Owner/Participant Expenses....................................  -5-
  Separate Account Charge................................................  -5-
  Fund Annual Expenses...................................................  -5-

Summary..................................................................  -8-
  FIXED AND VARIABLE OPTIONS.............................................  -8-
  TRANSFERS.............................................................. -11-
  FEES AND CHARGES....................................................... -11-
  PAYOUT OPTIONS......................................................... -12-
  FEDERAL TAX INFORMATION................................................ -12-
  PURCHASE REQUIREMENTS.................................................. -12-
  Selected Purchase Unit Data............................................ -12-

General Information...................................................... -12-
  About Potentia......................................................... -12-
  About VALIC............................................................ -13-
  About VALIC Separate Account A......................................... -13-
  Distribution of the Contracts.......................................... -14-

Variable Account Options................................................. -14-

Purchase Period.......................................................... -15-
  Purchase Payments...................................................... -15-
  Purchase Units......................................................... -15-
  Calculation of Purchase Unit Value..................................... -16-
  Choosing Investment Options............................................ -16-
  Potentia General Account............................................... -17-
  Variable Account Options............................................... -18-
  Stopping Purchase Payments............................................. -19-

Transfers Between Investment Options..................................... -19-
  During the Purchase Period............................................. -19-
  During the Payout Period............................................... -19-
  Effective Date of Transfer............................................. -19-
  Market Timing.......................................................... -20-

Fees and Charges......................................................... -20-
  Premium Tax Charge..................................................... -20-
  Separate Account Charges............................................... -21-
  Fund Annual Expense Charges............................................ -21-
  Other Tax Charges...................................................... -21-
  Market Value Adjustment................................................ -21-
                                                                          ----

Payout Period............................................................ -22-
                                                                          ----

  Surrender of Account Value............................................. -22-
                                                                          ----
  When Surrenders Are Allowed............................................ -22-
                                                                          ----
  Surrender Restrictions................................................. -22-
                                                                          ----
  Partial Surrenders..................................................... -23-
                                                                          ----

Death Benefits........................................................... -23-
                                                                          ----

How to Review Investment Performance of Separate Account Divisions....... -24-
                                                                          ----
  Types of Investment Performance Information Advertised................. -24-
                                                                          ----
  Total Return Performance Information................................... -24-
                                                                          ----
  Yield Performance Information.......................................... -26-
                                                                          ----

Other Contract Features.................................................. -26-
                                                                          ----
  Changes That May Not Be Made........................................... -26-
                                                                          ----
  Relationship to Employer's Plan........................................ -27-
                                                                          ----

Voting Rights............................................................ -27-
                                                                          ----
  Who May Give Voting Instructions....................................... -27-
                                                                          ----
  Determination of Fund Shares Attributable to Your Account.............. -27-
                                                                          ----

Federal Tax Matters...................................................... -28-
                                                                          ----
  Type of Plans.......................................................... -28-
                                                                          ----
  Tax Consequences in General............................................ -28-
                                                                          ----
  Effect of Tax-Deferred Accumulations................................... -29-
                                                                          ----

General Information

Please tear off, complete and return the form below to The Variable Annuity Life Insurance Company, 2929 Allen Parkway, Houston, Texas 77019. A Statement of Additional Information may also be ordered by calling 1-888-258-3422.

 ................................................................................
                              POTENTIA CONTRACTS

Please send me a free copy of the Statement of Additional Information for The Variable Annuity Life Insurance Company Separate Account A (Potentia).

                             (Please Print or Type)


Name:
     ----------------------------------
G.A.#
     ----------------------------------


Address:
         ------------------------------
Policy #
         -------------------------------

                  The Variable Annuity Life Insurance Company
                   2929 Allen Parkway, Houston, Texas 77019



[AMERICAN GENERAL LOGO]

The Variable Annuity Life Insurance Company is a member of American General Financial Group.
American General Financial Group is the marketing name for American General Corporation and its subsidiaries.
(C)The Variable Annuity Life Insurance Company, Houston, Texas

VA
   ------------

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY


                              SEPARATE ACCOUNT A

                         UNITS OF INTEREST UNDER GROUP

                          VARIABLE ANNUITY CONTRACTS


                                   POTENTIA



________________________________________________________________________________

                      STATEMENT OF ADDITIONAL INFORMATION
________________________________________________________________________________

                                FORM N-4 PART B

                               __________, 2000


This Statement of Additional Information is not a prospectus but contains information in addition to that set forth in the prospectus for Potentia dated _______, 2000 ("Contracts") and should be read in conjunction with the prospectus. The terms used in this Statement of Additional Information have the same meaning as those set forth in the prospectus. A prospectus may be obtained by the Contract Owner by calling 1-888-258-3422 or writing the Company, or American General Distributors, Inc., an affiliate of VALIC, (the "Distributor") at 2929 Allen Parkway, Houston, Texas 77019. Participants should contact their Plans Administrator.



VA ___________________

                               TABLE OF CONTENTS





GENERAL INFORMATION......................................................................................  3
   Marketing Information.................................................................................  3
   Endorsements and Published Ratings....................................................................  4

TYPES OF VARIABLE ANNUITY CONTRACTS......................................................................  4
   Tax Consequences of Purchase Payments.................................................................  5
   Tax Consequences of Distributions.....................................................................  5
   Special Tax Consequences -- Early Distribution........................................................  6
   Special Tax Consequences -- Required Distributions....................................................  6
   Tax-Free Rollovers, Transfers From 403(b) Annuities...................................................  6

PURCHASE UNIT VALUE......................................................................................  7
   Illustration of Calculation of Purchase Unit Value....................................................  7
   Illustration of Purchase of Purchase Units (Assuming No State Premium Tax)............................  7

PERFORMANCE CALCULATIONS.................................................................................  7
   North American-AG1 Money Market Divisions Yields......................................................  7
   Calculation of Current Yield for NORTH AMERICAN-AG1 MONEY MARKET DIVISION ______......................  7
   Illustration of Calculation of Current Yield for North American-AG1 Money Market Division ______......  7
   Calculation of Effective Yield for North American-AG1 Money Market Division ______....................  8
   Illustration of Calculation of Effective Yield for North American-AG1 Money Market Division ______....  8
   Standardized Yield for Bond Fund Divisions............................................................  8
   Calculation of Standardized Yield for Bond Fund Divisions.............................................  8
   Illustration of Calculation of Standardized Yield for Bond Fund Divisions.............................  8
   Calculation of Average Annual Total Return............................................................  9
   Calculation of Potentia General Account...............................................................  9

      ................................................................................................... 14

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS............................................................... 14

EXPERTS.................................................................................................. 14

COMMENTS ON FINANCIAL STATEMENTS......................................................................... 14

                              GENERAL INFORMATION



MARKETING INFORMATION

  The Company has targeted organizations in specific market sectors as the central focus of its marketing efforts for its Contracts. The Company has utilized as its general marketing theme the concept that the Company is "America's Retirement Plan Specialists." Specifically, the Company's marketing thrust is aimed at individuals and groups associated with public and private, primary and secondary schools, colleges and universities, healthcare organizations, state and local governments and other organizations.

  This marketing concept has proven to be successful. In the aggregate, premium deposits to the Company have grown from $37,000 in 1956 to more than [$_____ billion as of December 31, 2000]. The number of aggregate participant accounts has increased from 155,000 accounts in 1980 to [______ accounts as of December 31, 2000]. As of [December 31, 2000], the Company was ranked in the [top 1 percent] of all U.S. life insurance companies with regard to asset size. [As of December 31, 2000] the Company's assets totaled more than [$______ billion].

  The Company's growth can also be reviewed by examining each market segment the Company targets.

  The Company's growth can also be reviewed by examining certain milestones, the number of participant accounts and cash values amongst the various market segments or groups the Company targets. These markets include, but are not limited to, public, primary and secondary schools, colleges, universities, state and local government groups and healthcare markets.

  The Company, in its marketing efforts to each of the market segments may, from time to time, design sales literature and material specifically for its particular market segments. The sales literature and material may address specifically the group's contract and retirement plan.

  The Company has utilized as the central focus in its marketing to college and university faculty and staff members the theme that the Company is the "Alternative of Choice."

  The Company may, from time to time, refer to a general investment strategy known as indexing. Several of the Divisions employ this investment strategy. The Company may compare the performance of these Divisions to the S&P 500 Index, S&P MidCap 400 Index, Russell 1000 Value Index, Russell 2000 Index, Morgan Stanley Capital International Europe, Australia, and Far East (EAFE) Index, or any other appropriate market index. The indexes are not managed funds and have no identifiable investment objectives.

  The Company may, from time to time, refer, individually or collectively, to its package of retirement plan services. Collectively, this package of services may be referred to as easy Retirement Plan(SM).

  The Company may, from time to time, refer to the diversifying process of asset allocation based on the Modern Portfolio Theory developed by Nobel Prize-winning economist Harry Markowitz.

  When presenting the asset allocation process the Company may outline the process of personal and investment risk analysis including determining individual risk tolerances and a discussion of the different types of investment risk. The Company may classify investors into five categories based on their personal risk tolerance and will quote various industry experts on which types of investments are best suited to each of the five risk categories. The industry experts quoted may include Ibbotson Associates, CDA Investment Technologies, Lipper Analytical Services, Inc. ("Lipper" Laffer-Cantos, Inc., The Variable Annuity Research & Data Services ("VARDS") Report, Wilson Associates, Morningstar, Inc. ("Morningstar") and any other expert which has been deemed by the Company to be appropriate. The Company may also provide a historical overview of the performance of a variety of investment market indexes and different asset categories, such as stocks, bonds, cash equivalents, etc. The Company may also discuss investment volatility (standard deviation) including the range of returns for different asset categories and classes over different time horizons, and the correlation between the returns of different asset categories and classes. The Company may also discuss the basis of portfolio optimization including the required inputs and the construction of efficient portfolios using sophisticated computer-based techniques. Finally, the Company may describe various investment strategies and methods of implementation such as the use of index funds vs. actively managed funds, the use of dollar cost averaging techniques, the tax status of contributions, and the periodic rebalancing of diversified portfolios.

  The Company may, from time to time, refer to the products of various investment advisers and sub-advisers referenced in the prospectus. The Company may mention assets under management and others facts specific to each adviser.

  The Company may, from time to time, compare the performance of the mutual funds that serve as the investment vehicles for Potentia to the performance of certain market indices. These market indices are described in the "Performance Information" Section of this Statement of Additional Information.

ENDORSEMENTS AND PUBLISHED RATINGS

  From time to time, in advertisements or in reports to Contract Owners, the Company may refer to its endorsements. Endorsements are often in the form of a list of organizations, individuals or other parties which recommend the Company or the Contracts. The endorser's name will be used only with the endorser's consent. It should be noted that the list of endorsements may change from time to time. The Company may also refer to the term "preferred provider" with the group's consent.

  Also from time to time, the rating of the Company as an insurance company by
A. M. Best may be referred to in advertisements or in reports to Contract Owners. Each year the A. M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Best's Ratings range from A++ to F. An A++ rating means, in the opinion of A.M. Best, that the insurer has demonstrated the strongest ability to meet its respective policyholder and other contractual obligations.

  In addition, the claims-paying ability of the Company as measured by the Standard and Poor's Ratings Group may be referred to in advertisements or in reports to Contract Owners. A Standard and Poor's insurance claims-paying ability rating is an assessment of an operating insurance company's financial capacity to meet the obligations of its insurance policies in accordance with their terms. Standard and Poor's ratings range from AAA to D.

  Further, from time to time the Company may refer to Moody's Investor's Service's rating of the Company. Moody's Investor's Service's financial strength ratings indicate an insurance company's ability to discharge senior policyholder obligations and claims and are based on an analysis of the insurance company and its relationship to its parent, subsidiaries and affiliates. Moody's Investor's Service's ratings range from Aaa to C.

  The Company may additionally refer to its Duff & Phelp's rating. A Duff & Phelp's rating is an assessment of a company's insurance claims paying ability. Duff & Phelp's ratings range from AAA to CCC.

  Ratings relate to the claims paying ability of the Company's General Account and not the investment characteristics of the Separate Account.

  The Company may from time to time, refer to Lipper, Morningstar and CDA/Wiesenberger Investment Companies ("CDA/Wiesenberger") when discussing the performance of its Divisions. Lipper, Morningstar and CDA/Wiesenberger are leading publishers of statistical data about the investment company industry in the United States.

  Additionally, the Company may compare the performance of the Divisions to categories published by Lipper and Morningstar. The published categories which may be utilized in comparison with the performance of the Divisions include the Morningstar Growth and Income Mutual Fund Category, Morningstar Aggressive Growth Mutual Fund Category, Morningstar Growth Mutual Fund Category, Morningstar International Stock Mutual Fund Category, Lipper Growth and Income Mutual Fund Category, Lipper Small Company Growth Mutual Fund Category, Lipper Growth Mutual Fund Category and Lipper International Mutual Fund Category. Additional Lipper or Morningstar categories may be utilized if they are deemed by the Company relevant to the performance of the Company's Divisions.

  Finally the Company will utilize as a comparative measure for the performance of its Funds the Consumer Price Index ("CPI"). The CPI is a measure of change in consumer prices, as determined in a monthly survey of the U.S. Bureau of Labor Statistics. Housing costs, transportation, food, electricity, changes in taxes and labor costs are among the CPI components. The CPI provides a tool for determining the impact of inflation on an individual's purchasing power.

TYPES OF VARIABLE ANNUITY CONTRACTS

  Unallocated flexible payment deferred annuity Contracts are offered in connection with the prospectus to which this Statement of Additional Information relates.

  Under flexible payment Contracts, Purchase Payments generally are made until retirement age is reached. However, no Purchase Payments are required to be made after the first payment.

  The Contracts are non-participating and will not share in any of the profits of the Company. The Contracts are unallocated, which means that VALIC will not maintain separate participant account records and will not issue a separate contract or certificate to the participant. However, the participant's interest in the Contract, as reflected in records maintained by or on behalf of the paln spnsor, are subject to all of the applicable restrictions under Code Section 403(b), and to plan limitations that may be more restrictive than the Code restrictions.

  FEDERAL TAX MATTERS

  This Section summarizes the major tax consequences of contributions, payments, and withdrawals under Potentia, during life and at death.

  It is the opinion of VALIC and its tax counsel that a Qualified Contract described in Section 403(a), 403(b), or 408(b) of the Code does not lose its deferred tax treatment if Purchase Payments under the contract are invested in publicly available mutual funds. In 1999, the Internal Revenue Service ("IRS") confirmed this opinion, reversing its previous position by modifying a contrary ruling it had issued in 1981.

  In its ruling in 1981, the IRS had taken the position that, where purchase payments under a variable annuity contract are invested in publicly available mutual funds, the contract owner should be treated as the owner of the mutual fund shares, and deferred tax treatment under the contract should not be available. In the opinion of VALIC and its tax counsel, the 1981 ruling was superseded by subsequent legislation (Code Section 817(h)) which specifically exempts these Qualified Contracts, and the IRS had no viable legal basis or reason to apply the theory of the 1981 ruling to these Qualified Contracts under current law.

  It is also the opinion of VALIC and its tax counsel that for each other type of Qualified Contract an independent exemption provides tax deferral regardless of how ownership of the Mutual Fund shares might be imputed for federal income tax purposes.

TAX CONSEQUENCES OF PURCHASE PAYMENTS TO 403(b) ANNUITIES

  Purchase Payments made by Section 501(c)(3) tax-exempt organizations and public educational institutions toward Contracts for their employees are excludable from the gross income of employees, to the extent aggregate Purchase Payments do not exceed applicable tax law limitations on contributions. This gross income exclusion applies both to employer contributions and to your voluntary and nonelective salary reduction contributions.

  Your voluntary salary reduction contributions are generally limited to $10,500 ($9,500 before 1998; $10,000 in 1998 and 1999), although additional, "catch-up" contributions are permitted under certain circumstances. Combined employer and salary reduction contributions are generally limited to the smallest of $30,000; approximately 25% of salary; or an exclusion allowance which takes into account a number of factors. In addition, after 1988 employer contributions for highly compensated employees may be further limited by applicable nondiscrimination rules.

TAX CONSEQUENCES OF DISTRIBUTIONS FROM 403(b) ANNUITIES

  Voluntary salary reduction amounts accumulated after December 31, 1988, and earnings on voluntary contributions before and after that date, may not be distributed before one of the following:

(1)  attainment of age 59  1/2;

(2)  separation from service;

(3)  death;

(4)  disability, or

(5) hardship (hardship distributions are limited to salary reduction contributions only, exclusive of earnings thereon).

     Similar restrictions will apply to all amounts transferred from a section 403(b)(7) custodial account other than rollover contributions.

     Distributions are taxed as ordinary income to the recipient, except to the extent allocable to an employee's after tax contributions (investment in the contract), in accordance with Section 72.

SPECIAL TAX CONSEQUENCES -- EARLY DISTRIBUTION FROM 403(b)

  Taxable distributions received before the recipient attains age 59 1/2 generally are subject to a 10% penalty tax in addition to regular income tax. Distributions on account of the following generally are excepted from this penalty tax:

(1)  death;

(2)  disability;

(3)  separation from service after a participant reaches age 55;

(4) separation from service at any age if the distribution is in the form of substantially equal periodic payments over the life (or life expectancy) of the Participant (or the Participant and Beneficiary), and

(5) distributions which do not exceed the employee's tax deductible medical expenses for the taxable year of receipt.

SPECIAL TAX CONSEQUENCES -- REQUIRED DISTRIBUTIONS FROM 403(b) ANNUITIES

  Generally, minimum required distributions must commence no later than April 1 of the calendar year following the later of the calendar year in which the Participant attains age 70 1/2 or the calendar year in which the Participant retires. Required distributions must be made over a period that does not exceed the life or life expectancies of the Participant (or lives or joint life expectancies of the Participant and Beneficiary). The minimum amount payable can be determined several different ways. A penalty tax of 50% is imposed on the amount by which the minimum required distribution in any year exceeds the amount actually distributed in that year.

  Amounts accumulated under a Contract on December 31, 1986 may be paid in a manner that meets the above rule or, alternatively:

(i)  must begin to be paid when Participant attains age 75; and

(ii) the present value of payments expected to be made over the life of the Participant, (under the option chosen) must exceed 50% of the present value of all payments expected to be made (the "50% rule").

The 50% rule will not apply if a Participant's spouse is the joint annuitant. Notwithstanding these pre-January 1, 1987 rules the entire contract balance must meet the minimum distribution incidental benefit requirement of Section 403(b)(10).

  At the Participant's death before payout has begun, Contract amounts generally either must be paid to the Beneficiary within 5 years, or must begin within 1 year of death and be paid over the life or life expectancy of the Beneficiary. If death occurs after commencement of (but before full) payout, distributions generally must continue at least as rapidly as under the method elected by the Participant and in effect at the time of death.

  A participant generally may aggregate his or her 403(b) contracts and accounts for purposes of satisfying these requirements, and withdraw the required distribution in any combination from such contracts or accounts, unless the plan, contract, or account otherwise provides.

TAX-FREE ROLLOVERS, TRANSFERS FROM 403(b) ANNUITIES

  Tax free transfers between 403(b) annuity contracts and/or 403(b)(7) custodial accounts, and tax-free rollovers from 403(b) programs to 408(b) IRAs or other 403(b) programs, are permitted under certain circumstances.

                              PURCHASE UNIT VALUE

     The calculation of Purchase Unit value is discussed in the Prospectus under "Purchase Period." The following illustrations show a calculation of a new Unit value and the purchase of Purchase Units (using hypothetical examples):

              ILLUSTRATION OF CALCULATION OF PURCHASE UNIT VALUE


Example 3.

          1. Purchase Unit value, beginning of
             period .................................     $ 1.800000
          2. Value of Fund share, beginning of
             period .................................     $21.200000
          3. Change in value of Fund share ..........     $  .500000
          4. Gross investment return (3)/(2) ........        .023585
          5. Daily separate account fee* ............        .000027
             *Mortality and expense risk fee and
             administration and distribution
             fee of 1% per annum used for
             illustrative purposes.
          6. Net investment return (4)--(5) .........        .023558
          7. Net investment factor 1.000000+(6) .....       1.023558
          8. Purchase Unit value, end of period
             (1)x(7) ................................     $ 1.842404


   ILLUSTRATION OF PURCHASE OF PURCHASE UNITS (ASSUMING NO STATE PREMIUM TAX)

Example 4.



          1. First Periodic Purchase Payment ..............................      $   100.00
          2. Purchase Unit value on effective date of purchase (see
             Example 3) ...................................................      $ 1.800000
          3. Number of Purchase Units purchased (1)/(2) ...................          55.556
          4. Purchase Unit value for valuation date following purchase
             (see Example 3) ..............................................      $ 1.842404
          5. Value of Purchase Units in account for valuation date
             following purchase (3)x(4) ...................................      $   102.36


                            PERFORMANCE CALCULATIONS

                NORTH AMERICAN-AG1 MONEY MARKET DIVISIONS YIELDS

CALCULATION OF CURRENT YIELD FOR NORTH AMERICAN-AG1 MONEY MARKET DIVISION ______

                          7-Day Current Yield: ____%

ILLUSTRATION OF CALCULATION OF CURRENT YIELD FOR NORTH AMERICAN-AG1 MONEY MARKET
                                DIVISION ______


Example 5.

  The current yield quotation above is based on the seven days ended _______________, 2000 ("base period"). It is computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Purchase Unit at the beginning of the period, subtracting a hypothetical charge reflecting deductions from Contract Owner accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return and then multiplying the base period return by 365/7.

__________

CALCULATION OF EFFECTIVE YIELD FOR NORTH AMERICAN-AG1 MONEY MARKET DIVISION ___
                         7-Day Effective Yield: ____%

  ILLUSTRATION OF CALCULATION OF EFFECTIVE YIELD FOR NORTH AMERICAN-AG1 MONEY
                            MARKET DIVISION ______

Example 6.

  The effective yield quotation above is based on the seven days ended _______________, 2000 ("base period"). It is computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Purchase Unit at the beginning of the period, subtracting a hypothetical charge reflecting deductions from Contract Owner accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return and then compounding the base period return by adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula:

             EFFECTIVE YIELD = [(BASE PERIOD RETURN + 1) 365/7] --1

                  STANDARDIZED YIELD FOR BOND FUND DIVISIONS

           CALCULATION OF STANDARDIZED YIELD FOR BOND FUND DIVISIONS

           DIV.  ______    DIV. ______    DIV. ______    DIV. ______
Standardized Yield         _____%         ______%         _____%         _____%

   ILLUSTRATION OF CALCULATION OF STANDARDIZED YIELD FOR BOND FUND DIVISIONS

Example 7.

  The standardized yield quotation based on a 30-day period ended
_______________, 2000 is computed by dividing the net investment income per Purchase Unit earned during the period by the maximum offering price per Unit on the last day of the period, according to the following formula:

                        YIELD = 2 [( a -- b + 1)6 -- 1]
                                       cd

Where:

        a = net investment income earned during the period by the Fund attributable to shares owned by the Division

        b =     expenses accrued for the period (net of reimbursements)

        c = the average daily number of Purchase Units outstanding during the period

        d = the maximum offering price per Purchase Unit on the last day of the period

  Yield on each Division is earned from dividends declared and paid by the Fund, which are automatically reinvested in Fund shares.

                   CALCULATION OF AVERAGE ANNUAL TOTAL RETURN


  Average Annual Total Return quotations for the 1, 5, and 10 year periods ended ______________, 2000, the date of the most recent balance sheet included in this registration statement, are computed by finding the average annual compounded rates of over the 1, 5, and 10 year periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

                                 P (1+T)n = ERV

  Where:

          P     = a hypothetical initial Purchase Payment of $1,000
          T     = average annual total return
          n     = number of years
          ERV = redeemable value at the end of the 1, 5 or 10 year periods of a hypothetical $1,000 Purchase Payment made at the beginning of the 1, 5, or 10 year periods (or fractional portion thereof)

  The Company may advertise standardized average annual total return which, includes the surrender charge of up to 5% of Gross Purchase Payments received during the most recent 60 months as well as non-standardized average annual total returns which does not include a surrender charge or maintenance fee.

  There is no sales charge for reinvested dividends. All recurring fees have been deducted. For fees which vary with the account size, an account size equal to that of the median account size has been assumed. Ending redeemable value has been determined assuming a complete redemption at the end of the 1, 5 or 10 year period and deduction of all nonrecurring charges at the end of each such period.

                 CALCULATION OF POTENTIA GENERAL ACCOUNT VALUE

  The effect of the market value adjustment may be positive or negative. If, for example, on the date of a withdrawal, the index rate described below is higher than that index rate as of the contract's date of issue, the effect of the market value adjustment will result in a reduction. If, for example, on the date of a withdrawal, the index rate value is lower than that index rate as of the contract's date of issue, the effect of the market value adjustment will result in an increase. Any negative adjustment will be waived to the extent that it would decrease the withdrawal value below the minimum guaranteed value.

  The market value adjustment is determined by the formula below, using the following factors:



 . A is the average 10 year Treasury Constant Maturity Series rate computed as an average of such rates as of the last business day of the last 60 complete months or the number of complete months since the Contract issue if less, determined as of the time of the transaction; and

 . B is the 10 year Treasury Constant Maturity Series rate determined as of the last business day of the calendar month prior to the transaction.

  The market value adjustment will equal:

  The amount surrendered or transferred out prior to the end of the MVA term multiplied by:

                                (1+A)/5/(1+B)/5/

     The market value adjustment will be added to or deducted from the amount being withdrawn or transferred.

     Index rates for any calendar month will equal the average of index rates for the last 5 trading days of the previous calendar month.]

PERFORMANCE INFORMATION

  Additionally, the performance of a Division may from time to time be compared with other Indexes which have been deemed by the Company relevant to the Division.

  The performance of the intermediate or long-term debt securities may be compared to the Merrill Lynch Corporate and Government Master Index. The Merill Lynch Corporate and Government Master Index consists of an index of approximately 5,000 corporate and government bond holdings. The average maturity of these corporate bond holdings is approximately 10 years. The performance of the money market or short-term debt securities sector may be compared to the Certificate of Deposit Primary Offering by New York City Banks, 30 Day Index.

  The performance of North American-AG Growth Division Fifteen, North American-AG Growth & Income Division 16, North American-T. Rowe Price Science & Technology Division 17, North American-AG Social Awareness Division 12, North American-AG Stock Index Division 10, Putnam New Opportunities Division 26, and Putnam OTC & Emerging Growth Division 27 may be compared to the S&P 500(R) Index.

  The performance of Janus Adviser Worldwide Division 47 may be compared to the EAFE Index. The EAFE Index, which commenced in 1969, is an unmanaged stock index consisting of more than 1,000 companies from Europe, Australia and the Far East. The index is capitalization weighted. It is a well known measure for international stock performance. Total returns (with income reinvested) for the EAFE Index are published using two methods. The first method includes gross income (income earned without subtracting foreign income taxes which may be withheld from foreign investors). The second method includes net income (income earned after subtracting estimated foreign taxes). The Division currently compares its performance with the index using the second method.

  The performance of the North American-AG MidCap Index Division 4 may be compared to the record of the S&P 500/ (R)/ Index and S&P MidCap 400 Index. The S&P MidCap 400 Index is market weighted and consists of 400 stocks of domestic companies having a median market capitalization of approximately $____ billion as of __________, 2000. Stocks included in the S&P MidCap 400 Index are chosen on the basis of their market size, liquidity and industry group representation. No stocks included in the S&P 500 Index are included in the S&P MidCap 400 Index.

  The performance of North American-AG Money Market Division 6 may be compared to the Certificate of Deposit Primary Offering by New York City Banks, 30 Day Index. The index is a money market index which reflects the average rate paid by New York Banks on certificates of deposit of more than $100,000. The Index for 30 days is published daily.

  The performance of the North American-AG Small Cap Index Division 14, North American - J. P. Morgan Small Cap Growth Division 35 Putnam OTC & Emerging Growth Division 2 may be compared to the Russell 2000(R) Index ("Russell 2000").** The Russell 2000 was developed in 1984 by the Frank Russell Trust Company to track the stock market performance of small capitalization domestic stocks. The Russell 2000 is market weighted and consists of approximately 2000 stocks. Stocks included in the Russell 2000 are chosen by the Frank Russell Trust Company on the basis of their market size.

  The performance of the American Century Ultra Division 31 may be compared to both the S&P 500(R) Index and the National Association of Securities Dealers Automated Quotations (NASDAQ) Composite Price Index. The NASDAQ Composite Price Index was developed by the National Association of Securities Dealers (NASD) on May 17, 1971 with figures available from February 5, 1971, at which time the index value was 100. Through NASDAQ, the NASD provides daily, weekly, and monthly sets of stock price indicators for Over-the-Counter (OTC) securities in different industry categories. As of the end of 1999, over 4,000 issues were contained in the NASDAQ Composite Price Index.

  The performance of the North American - Goldman Sachs Large Cap Growth Division Thirty-Nine may be compared to the Russell 1000 Growth Index. The Russell 10000 Index consists of the largest 1000 companies in the Russell 30000 Index. This Index represents the universe of large capitalization stocks from which most active money managers typically select. The Index was developed with a base value of 130,000 as of December 31, 1986. The Russell 3000 Index is composed of 3000 large U. S. Companies, as determined by market capitalization. This portfolio of securities represents approximately 98% of the investable U.
S. equity market. The Russell 3000 Index is comprised of stocks within the Russell 1000 and the Russell 2000 Indices. The Index was developed with a base value of 140,000 as of December 31, 1986.

  The performance of Janus Adviser Worldwide Division 47 and Putnam Global Growth Division 28 may be compared to the Morgan Stanley Capital International All Country World Free Index ("MSCI All Country World Free Index"). Total returns (with income reinvested) for the MSCI All Country World Free Index is published using two methods. The first method includes gross income (income earned without subtracting foreign income taxes which may be withheld from foreign investors). The second method includes net income (income earned after subtracting estimated foreign taxes. The Division currently compares its performance with the index using the second method. The unmanaged MSCI All Country World Free Index is an unmanaged index of global equity securities available to non-domestic investors, with all values expressed in U.S. dollars.

  The performance of the Janus Advisor Worldwide Division 47 may be compared to the Morgan Stanley Capital International World Index ("MSCI World Index"). The MSCI World Index is an unmanaged capitalization weighted index consisting of more than 1,364 issues from 22 countries as well as certain South Africa gold. Total returns (with income reinvested) for the MSCI World Index are published using two methods. The first method includes gross income (income earned without subtracting foreign income taxes which may be withheld from foreign investors). The second method includes net income (income earned after subtracting estimated foreign taxes). The Division currently compares its performance with these indexes using the second method.

                            PERFORMANCE INFORMATION

AVERAGE ANNUAL TOTAL RETURN AND CUMULATIVE RETURN TABLES

In the prospectus and the sections above we have described a number of ways we may advertise information about the investment performance of VALIC Separate Account A Divisions. Certain performance information for each VALIC Separate Account A Division is printed in the two tables below.

The information presented does not reflect the advantage under Potentia of deferring federal income tax on increases in Account Value due to earnings attributable to Purchase Payments (see "Federal Tax Matters" in the prospectus and in the Statement of Additional Information.) The information presented also does not reflect the advantage under Qualified Contracts of deferring federal income tax on Purchase Payments.

The performance results shown in the following tables are not an estimate or guarantee of future investment performance, and do not represent the actual experience of amounts invested by a particular Participant.

                                                                         TABLE I



                          AVERAGE ANNUAL TOTAL RETURN
                          IN A HYPOTHETICAL CONTRACT*
            (FROM UNDERLYING FUND INCEPTION TO [DECEMBER 31, 2000])



 ----------------------------------------------------------------------------------------------------------------------
                                                             FUND INCEPTION     SINCE
                     FUND AND DIVISION                             DATE        INCEPTION   10 YEARS   5 YEARS   1 YEAR
North American - AG Growth & Income Fund

North American - AG MidCap Index Fund**

North American - AG 1 Money Market Fund

North American - T. Rowe Price Science & Technology Fund

North American - AG Small Cap Index Fund

North American - AG Social Awareness Fund

North American - AG Stock Index Fund

North American - AG Aggressive Growth
Lifestyle Fund

American Century Ultra Fund

North American - AG Conservative
Growth Lifestyle Fund

North American - AG Core Bond Fund

Janus Adviser Worldwide Fund

North American - Goldman Sachs Large Cap Growth Fund

North American - AG Moderate Growth Lifestyle Fund

North American - J.P. Morgan Small Cap Growth Fund

North American - AG Strategic Bond Fund

Putnam Global Growth Fund - Class A Shares

Putnam New Opportunities Fund -Class A Shares

Putnam OTC & Emerging Growth Fund - Class A Shares


 .   The performance figures in the Table reflect the investment performance for the Divisions for the stated periods and should not be used to infer that
    future   performance will be the same.  The Table reflects the historical performance of each Fund based on investment in a hypothetical Contract from the date of the Fund's inception. Hypothetical performance is based on the actual performance of the underlying Fund reduced by Separate Account fees
    that would have been incurred during the hypothetical period.    The
    Standard Average Annual Total Return for all Divisions will be shown when it becomes available.

** On October 1, 1991, the Fund underlying the North American - AG MidCap Index Division changed its name from the Capital Accumulation Fund to the MidCap Index Fund and amended its investment objective, investment program and investment restrictions accordingly. The performance figures for the North American - A G. MidCap Index Division reflect the performance of the MidCap Index Fund since October 1, 1991.

                                                                        TABLE II



                               CUMULATIVE RETURN
                          IN A HYPOTHETICAL CONTRACT*
             (FROM UNDERLYING FUND INCEPTION TO DECEMBER 31, 2000)



                                                              FUND INCEPTION     SINCE
                     FUND AND DIVISION                             DATE        INCEPTION   10 YEARS   5 YEARS   1 YEAR
North American - AG Growth & Income Fund

North American - AG MidCap Index Fund

North American - AG1 Money Market Fund

North American - T. Rowe Price Science & Technology Fund

North American - AG Small Cap Index Fund

North American - AG Social Awareness Fund

North American - AG Stock Index Fund

North American - AG Aggressive Growth
Lifestyle Fund

American Century Ultra Fund

North American - AG Conservative
Growth Lifestyle Fund

North American - AG Core Bond Fund

Janus Adviser Worldwide Fund

North American - Goldman Sachs Large Cap Growth Fund

North American - AG Moderate Growth Lifestyle Fund

North American - J.P. Morgan Small Cap Growth Fund

North American - AG Strategic Bond Fund

Putnam Global Growth Fund - Class A Shares

Putnam New Opportunities Fund -Class A Shares

Putnam OTC & Emerging Growth Fund - Class A Shares


* The performance figures in the Table reflect the investment performance for the Divisions for the stated periods and should not be used to infer that future performance will be the same. The Table reflects the historical performance of each Fund based on investment in a hypothetical Contract from the date of the Fund's inception. Hypothetical performance is based on the actual performance of the underlying Fund reduced by Separate Account fees that would have been incurred during the hypothetical period. The Standard Average Annual Total Return for all Divisions will be shown when it becomes available.
** On October 1, 1991, the Fund underlying the North American - AG MidCap Index Division changed its name from the Capital Accumulation Fund to the MidCap Index Fund and amended its investment objective, investment program and investment restrictions accordingly. The performance figures for the North American - AG MidCap Index Division reflect the performance of the MidCap Index Fund since October 1, 1991.

                  DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS


  The Company has qualified or intends to qualify the Contracts for sale in all fifty states and the District of Columbia and will commence offering the Contracts promptly upon qualification in each such jurisdiction.

  The Contracts are sold in a continuous offering by licensed insurance agents who are registered representatives of broker-dealers which are members of the National Association of Securities Dealers, Inc. (the "NASD"). The principal underwriter for VALIC Separate Account A is the Distributor, an affiliate of VALIC. The Distributor is known as American General Financial Distributors of Florida, Inc. and American General Financial Distributors of Illinois, Inc. in Florida and Illinois, respectively. The address of the Distributor is 2929 Allen Parkway, Houston, Texas 77019. The Distributor is a Delaware corporation organized in 1994 and is a member of the NASD.

  Pursuant to its underwriting agreement with the Distributor and VALIC Separate Account A, the Company reimburses the Distributor for reasonable sales expenses, including overhead expenses. Prior to May 1, 1999, The Variable Annuity Marketing Company (VAMCO) was the principal underwriter for VALIC Separate Account A. The sales commission paid for the year 2000 was $_________.

                                    EXPERTS

  The consolidated financial statements of the Company at December 31, ____ and ____, and for each of the three years in the period ended December 31, ____, appearing in this Statement of Additional Information have been audited by _____ ___________, independent auditors, as set forth in their reports thereon appearing elsewhere herein and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                        COMMENTS ON FINANCIAL STATEMENTS

  The financial statements of The Variable Annuity Life Insurance Company should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts, which include death benefits, and its assumption of the mortality and expense risks.


  [Financial Statements to Come]

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                              SEPARATE ACCOUNT A
                                 CONTRACT FORM
                                   POTENTIA

                           PART C. OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a)  The financial statements of the Company are included in Part B hereof.

(b) Exhibits

1. -- Resolutions adopted by The Variable Annuity Life Insurance Company Board of Directors at its Annual Meeting of April 18, 1979 establishing The Variable Annuity Life Insurance Company Separate Account A, incorporated herein by reference to Contract Form Portfolio Director, Portfolio Director 2, and Portfolio Director Plus Post-Effective Statement No. 5 filed with the Securities and Exchange Commission ("SEC") on March 1, 1996 (File No. 33-75292/811-3240).
2.        -- Not Applicable.
3. -- Underwriting Agreement between The Variable Annuity Life Insurance Company, The Variable Annuity Life Insurance Company, The Variable Annuity Life Insurance Company Separate Account A and A.G. Distributors, Inc., incorporated herein by reference to Contract Form Portfolio Director, Portfolio Director 2, and Portfolio Director Plus Post-Effective Amendment No. 17 filed with the SEC on April 26, 2000 (File No. 33-75292/811-3240).
4(a)*.    -- Specimen Unallocated Group Contract (____).
4(b)*.    -- Specimen Section 403(b) Tax Sheltered Annuity Endorsement.
5*.       -- Specimen Application.
6(a). -- Copy of Amended and Restated Articles of Incorporation of The Variable Annuity Life Insurance Company, incorporated herein by reference to Contract Form Portfolio Director, Portfolio Director 2, and Portfolio Director Plus Post-Effective Amendment No. 5 filed with the SEC on March 1, 1996 (File No. 33-75292/811-3240).
6(b). -- Copy of Amendment Number One to Amended and Restated Articles of Incorporation of The Variable Annuity Life Insurance Company (as amended through April 28, 1989) effective March 28, 1990, incorporated herein by reference to Contract Form Portfolio Director, Portfolio Director 2, and Portfolio Director Plus Post-Effective Amendment No. 5 filed with the SEC on March 1, 1996 (File No. 33-75292/811-3240).
6(c). -- Copy of Amended and Restated Bylaws of The Variable Annuity Life Insurance Company as amended through March 4, 1992; incorporated herein by reference to Contract Form Portfolio Director, Portfolio Director 2, and Portfolio Director Plus Post-Effective Amendment No. 11 filed with the SEC on December 23, 1997 (File No. 33-75292/811-
          3240).
7.        -- Not Applicable.
8(a). -- (i) Fund Participation Agreement between The Variable Annuity Life Insurance Company and Putnam Mutual Funds Corp., incorporated herein by reference to Contract Form Portfolio Director, Portfolio Director 2, and Portfolio Director Plus Post-Effective Amendment No. 8 filed with the SEC on June 28, 1996 (File No. 33-75292/811-3240).
          (ii) Amendment No. 1 to Fund Participation Agreement between The Variable Annuity Life Insurance Company and Putnam Mutual Funds Corp., effective August 18, 1997; incorporated herein by reference to Contract Form Portfolio Director, Portfolio Director 2, and Portfolio Director Plus Post-Effective Amendment No. 11 filed with the SEC on December 23, 1997 (File No. 33-75292/811-3240).
8(b). -- (i) Fund Participation Agreement between The Variable Annuity Life Insurance Company and Twentieth Century Investors Inc., incorporated herein by reference to Contract Form Portfolio Director, Portfolio Director 2, and Portfolio Director Plus Post-Effective Amendment No. 8 filed with the SEC on June 28, 1996 (File No. 33-75292/811-3240).

          (ii) Amendment No. 1 to Fund Participation Agreement between The Variable Annuity Life Insurance Company, American Century Mutual Funds, Inc. and American Century Investment Management, Inc., effective December 8, 1997; incorporated herein by reference to Contract Form Portfolio Director, Portfolio Director 2, and Portfolio Director Plus Post-Effective Amendment No. 11 filed with the SEC on December 23, 1997 (File No. 33-75292/811-3240).
          (iii) Amendment No. 2 dated January 1, 2000 to Fund Participation Agreement between The Variable Annuity Life Insurance Company, American Century Mutual Funds, Inc. and American Century Investment Management, Inc. dated April 30, 1996, as amended December 8, 1997; incorporated herein by reference to Contract Form Portfolio Director, Portfolio Director 2, and Portfolio Director Plus Post-Effective Amendment No. 17 filed with the SEC on April 26, 2000 (File No. 33-75292/811-3240).
8(c) (i) Form of Services Agreement between The Variable Annuity Life Insurance Company and Janus Service Corporation incorporated herein by reference to Contract Form Portfolio Director, Portfolio Director 2, and Portfolio Director Plus Post-Effective Amendment No. 18 filed with the SEC on November 3, 2000 (File No. 33-75292/811-3240).
          (ii) Form of Participant Administrative Services Agreement between The Variable Annuity Life Insurance Company and Janus Service Corporation incorporated herein by reference to Contract Form Portfolio Director, Portfolio Director 2, and Portfolio Director Plus Post-Effective Amendment No. 18 filed with the SEC on November 3, 2000 (File No. 33-75292/811-3240).
          (iii) Form of Distribution and Shareholder Services Agreement between The Variable Annuity Life Insurance Company and Janus Distributors, Inc. incorporated herein by reference to Contract Form Portfolio Director, Portfolio Director 2, and Portfolio Director Plus Post-Effective Amendment No. 18 filed with the SEC on November 3, 2000 (File No. 33-75292/811-3240).
9*.       -- Opinion and Consent of Council.
10*.      -- Consent of Independent Auditors.
11.       -- Not Applicable.
12.       -- Not Applicable.
13*.      -- Calculation of performance information.
14.       -- Not Applicable.
15. -- Supplemental Information Form which discloses Section 403(b)(11) withdrawal restrictions as set forth in a no-action letter issued by the SEC on November 28, 1988, and which requires the signed acknowledgement of participants who purchase Section 403(b) annuities with regard to these withdrawal restrictions; incorporated herein by reference to Contract Form Portfolio Director, Portfolio Director 2, and Portfolio Director Plus Post-Effective Amendment No. 12 filed with the SEC on April 29, 1998 (File No. 33-75292/811-3240).
16(a). - Copy of manually signed powers of attorney for The Variable Annuity Life Insurance Company Directors Bruce R. Abrams, Kent E. Barrett, Rebecca G. Campbell, Robert P. Condon, John A. Graf and Carl J. Santillo; incorporated herein by reference to Contract Form Portfolio Director, Portfolio Director 2, and Portfolio Director Plus Post-Effective Amendment No. 17 filed with the SEC on April 26, 2000 (File No. 33-75292/811-3240).

* To be filed by Pre-Effective Amendment.


ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

The directors and principal officers of the Company as of October 18, 2000 are set forth below. The business address of each officer and director is 2929 Allen Parkway, Houston, Texas 77019.


NAME                                   TITLE
John A. Graf                           Chairman, Director, President and Chief Executive Officer
Bruce R. Abrams                        Director and Executive Vice President -- AGAIC Sales
Kent E. Barrett                        Director, Executive Vice President and Chief Financial
                                       Officer
Robert P. Condon                       Director and Executive Vice President -- VALIC Sales &
                                       Institutional Marketing
Alice T. Kane                          Executive Vice President - AG Fund Group
Carl J. Santillo                       Director and Executive Vice President -- Operations
Kathleen Adamson                       Senior Vice President -- Customer Service
Michael J. Akers                       Senior Vice President and Chief Actuary

Michael A. Betts                       Senior Vice President -- Systems
Rebecca G. Campbell                    Director and Senior Vice President -- Human Resources
Mary L. Cavanaugh                      Director and Senior Vice President -- General Counsel and
                                       Secretary
Jennifer D. Cobbs                      Senior Vice President - Field Sales Development
Kenneth E. Coffey                      Senior Vice President -- National Marketing Director
Terry Eleftheriou                      Senior Vice President -- Finance
Sharla A. Jackson                      Senior Vice President -- Customer Service Amarillo
Stephen G. Kellison                    Senior Vice President -- Product Management
Richard J. Lindsay                     Senior Vice President -- Marketing
Rosalia Nolan                          Senior Vice President - Institutional Services
Robert E. Steele                       Senior Vice President -- Specialty Products
Jane E. Bates                          Vice President & Chief Compliance Officer
Rosemary Beauvais                      Vice President -- Corporate Technology Services
James D. Bonsall                       Vice President -- Financial Reporting
Gregory S. Broer                       Vice President -- Actuarial
Richard A. Combs                       Vice President -- Actuarial
Neil J. Davidson                       Vice President -- Actuarial
David H. den Boer                      Vice President -- Compliance
Jill A. Etta                           Vice President - Variable Annuity Sales
Terry B. Festervand                    Vice President & Treasurer
Daniel Fritz                           Vice President -- Actuarial
Michael D. Gifford                     Vice President -- Case Development
Joseph G. Girgenti                     Vice President -- Sales Support
Albert J. Guiterrez                    Vice President & Investment Officer
Calvin King                            Vice President -- North Houston Customer Care Center
Traci P. Langford                      Vice President -- Account Management
Jerry L. Livers                        Vice President - PPGA Sales
Cindy Moore                            Vice President - Budget & Expense Management
Thomas G. Norwood                      Vice President -- Broker/Dealer Operations
Deanna Osmonson                        Vice President - Insurance Sales Practices, Compliance
Rembert R. Owen, Jr.                   Vice President and Assistant Secretary
Larry Robinson                         Vice President - Product Development
Steven D. Rubinstein                   Vice President -- Financial Planning and Reporting
Keith Schlosser                        Vice President - Sales Executive Administration
Richard W. Scott                       Vice President and Chief Investment Officer
Gary N. See                            Vice President -- Group Actuarial
Nancy K. Shumbera                      Vice President - Business Solution Development
Brenda Simmons                         Vice President - Premium Processing
David Snyder                           Vice President -- Electronic Commerce
Paula F. Snyder                        Vice President -- AGRS Marketing Communications
James P. Steele                        Vice President -- Specialty Products
Kenneth R. Story                       Vice President -- Information Technology
Brian R. Toldan                        Vice President -- General Auditor
Julia S. Tucker                        Vice President -- Investment Officer
Krien Verberkmoes                      Vice President - Sales Compliance
William A. Wilson                      Vice President -- Government Affairs
Roger E. Hahn                          Investment Officer
C. Scott Inglis                        Investment Officer
Gordon S. Massie                       Investment Officer
Craig R. Mitchell                      Investment Officer
W. Larry Mask                          Real Estate Investment Officer and Assistant Secretary
D. Lynne Walters                       Tax Officer
Kurt Bernlohr                          Assistant Secretary
Pauletta P. Cohn                       Assistant Secretary
Lauren W. Jones                        Assistant Secretary

Christine W. McGinnis                  Assistant Secretary
Connie E. Pritchett                    Assistant Secretary
Daniel R. Cricks                       Assistant Tax Officer
Eric Alexander                         Assistant Treasurer
Paul Hoepfl                            Assistant Treasurer
Kristy L. McWilliams                   Assistant Treasurer
William H.Murray                       Assistant Treasurer
Tara S. Rock                           Assistant Treasurer
Carolyn Roller                         Assistant Treasurer
Marilyn S. Zlotnick                    Assistant Controller
Leslie K. Bates                        Administrative Officer
Mary C. Birmingham                     Administrative Officer
Donald L. Davis                        Administrative Officer
Robert A. Demchak                      Administrative Officer
Ted D. Hennis                          Administrative Officer
William L. Hinkle                      Administrative Officer
Joan M. Keller                         Administrative Officer
William R. Keller, Jr.                 Administrative Officer
Fred M. Lowery                         Administrative Officer
James F. McCulloch                     Administrative Officer
Michael M. Mead                        Administrative Officer
Kathryn T. Smith                       Administrative Officer


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT.

The following is a list of American General Corporation's subsidiaries as of September 30, 2000. All subsidiaries listed are corporations, unless otherwise indicated. Subsidiaries of subsidiaries are indicated by indentations and unless otherwise indicated, all subsidiaries are wholly owned. Inactive subsidiaries are denoted by an asterisk (*).

                                                                Jurisdiction of
                         Name                                   Incorporation
-------------------------------------------------------------   ----------------
AGC Life Insurance Company...................................   Missouri
American General Property Insurance Company/16/..............   Tennessee
   American General Property Insurance Company of Florida....   Florida
 American General Life and Accident Insurance Company/6/.....   Tennessee
 American General Life Insurance Company/7/..................   Texas
   American General Annuity Service Corporation..............   Texas
   American General Life Companies...........................   Delaware
   American General Life Insurance Company of New York.......   New York
   The Winchester Agency Ltd. ...............................   New York
   The Variable Annuity Life Insurance Company...............   Texas
     Parkway 1999 Trust/17/..................................   Maryland
     PESCO Plus, Inc/14/.....................................   Delaware
     American General Gateway Services, L.L.C./15/...........   Delaware
     The Variable Annuity Marketing Company..................   Texas
     American General Financial Advisors, Inc. ..............   Texas
     American General Retirement Services Company............   Texas
     VALIC Trust Company.....................................   Texas
     American General Assignment Corporation of New York.....   New York
 The Franklin Life Insurance Company.........................   Illinois
   The American Franklin Life Insurance Company..............   Illinois
   Franklin Financial Services Corporation...................   Delaware
 HBC Development Corporation.................................   Virginia
 Templeton American General Life of Bermuda, Ltd/13/.........   Bermuda

 Western National Corporation.................................  Delaware
   WNL Holding Corp. .........................................  Delaware
     American General Annuity Insurance Company...............  Texas
     American General Assignment Corporation..................  Texas
     American General Distributors, Inc. .....................  Delaware
     A.G. Investment Advisory Services, Inc. .................  Delaware
     American General Financial Institution Group, Inc. ......  Delaware
     WNL Insurance Services, Inc. ............................  Delaware
American General Asset Management Corp. ......................  Delaware
American General International, Inc. .........................  Delaware
American General Enterprise Services, Inc. ...................  Delaware
American General Corporation* ................................  Delaware
American General Delaware Management Corporation/1/...........  Delaware
American General Finance, Inc. ...............................  Indiana
 HSA Residential Mortgage Services of Texas, Inc. ............  Delaware
 AGF Investment Corp. ........................................  Indiana
 American General Auto Finance, Inc. .........................  Delaware
 American General Finance Corporation/8/......................  Indiana
   American General Finance Group, Inc. ......................  Delaware
     American General Financial Services, Inc./9/.............  Delaware
       The National Life and Accident Insurance Company.......  Texas
   Merit Life Insurance Co. ..................................  Indiana
   Yosemite Insurance Company.................................  Indiana
 American General Finance, Inc. ..............................  Alabama
 A.G. Financial Service Center, Inc. .........................  Utah
 American General Bank, FSB...................................  Utah
 American General Financial Center, Inc.*.....................  Indiana
 American General Financial Center, Incorporated*.............  Indiana
 American General Financial Center Thrift Company*............  California
 Thrift, Incorporated*........................................  Indiana
American General Funds Distributors, Inc. ....................  Delaware
American General Investment Advisory Services, Inc.*..........  Texas
American General Investment Holding Corporation/10/...........  Delaware
 American General Investment Management, L.P./10/.............  Delaware
American General Investment Management Corporation/10/........  Delaware
American General Realty Advisors, Inc. .......................  Delaware
American General Realty Investment Corporation................  Texas
 AGLL Corporation/11/.........................................  Delaware
 American General Land Holding Company........................  Delaware
   AG Land Associates, LLC/11/................................  California
 GDI Holding, Inc.*/12/.......................................  California
 Pebble Creek Service Corporation.............................  Florida
 SR/HP/CM Corporation.........................................  Texas
Green Hills Corporation.......................................  Delaware
Knickerbocker Corporation.....................................  Texas
 American Athletic Club, Inc. ................................  Texas
Pavilions Corporation.........................................  Delaware
USLIFE Corporation............................................  Delaware
 All American Life Insurance Company..........................  Illinois
 American General Assurance Company...........................  Illinois
   American General Indemnity Company.........................  Nebraska
   USLIFE Credit Life Insurance Company of Arizona............  Arizona
 American General Life Insurance Company of Pennsylvania......  Pennsylvania
 I.C. Cal*....................................................  California
 North Central Administrators, Inc. ..........................  Minnesota
 North Central Life Insurance Company.........................  Minnesota

   North Central Caribbean Life, Ltd. .........................   Nevis
 The Old Line Life Insurance Company of America................   Wisconsin
 The United States Life Insurance Company in the City of.......
   New York....................................................   New York
 American General Bancassurance Services, Inc. ................   Illinois
   USMRP, Ltd. ................................................   Turks & Caicos
 USLIFE Realty Corporation.....................................   Texas
     USLIFE Real Estate Services Corporation...................   Texas
 USLIFE Systems Corporation....................................   Delaware

American General Finance Foundation, Inc. is not included on this list. It is a non-profit corporation.

                                     NOTES

1. The following limited liability companies were formed in the State of Delaware on March 28, 1995. The limited liability interests of each are jointly owned by AGC and AGDMC and the business and affairs of each are managed by AGDMC:

 American General Capital, L.L.C.
 American General Delaware, L.L.C.

2. On November 26, 1996, American General Institutional Capital A ("AG Cap Trust A"), a Delaware business trust, was created. On March 10, 1997, American General Institutional Capital B ("AG Cap Trust B"), also a Delaware business trust, was created. Both AG Cap Trust A's and AG Cap Trust B's business and affairs are conducted through their trustees: Bankers Trust Company and Bankers Trust (Delaware). Capital securities of each are held by non-affiliated third party investors and common securities of AG Cap Trust A and AG Cap Trust B are held by AGC.

3. On November 14, 1997, American General Capital I, American General Capital II, American General Capital III, and American General Capital IV (collectively, the "Trusts"), all Delaware business trusts, were created. Each of the Trusts' business and affairs are conducted through its trustees:
    Bankers Trust (Delaware) and James L. Gleaves (not in his individual capacity, but solely as Trustee).

4. On July 10, 1997, the following insurance subsidiaries of AGC became the direct owners of the indicated percentages of membership units of SBIL B, L.L.C. ("SBIL B"), a U.S. limited liability company: VALIC (22.6%), FL (8.1%), AGLA (4.8%) and AGL (4.8%). Through their aggregate 40.3% interest in SBIL B, VALIC, FL, AGLA and AGL indirectly own approximately 28% of the securities of SBI, an English company, and 14% of the securities of ESBL, an English company, SBP, an English company, and SBFL, a Cayman Islands company. These interests are held for investment purposes only.

5. Effective December 5, 1997, AGC and Grupo Nacional Provincial, S.A. ("GNP") completed the purchase by AGC of a 40% interest in Grupo Nacional Provincial Pensions S.A. de C.V., a new holding company formed by GNP, one of Mexico's largest financial services companies.

6. AGLA owns approximately 12% of Whirlpool Financial Corp. ("Whirlpool") preferred stock. AGLA's holdings in Whirlpool represents approximately 3% of the voting power of the capital stock of Whirlpool. The interests in Whirlpool (which is a corporation that is not associated with AGC) are held for investment purposes only.

7. AGL owns 100% of the common stock of American General Securities Incorporated ("AGSI"), a full-service NASD broker-dealer. AGSI, in turn, owns 100% of the stock of the following insurance agencies:

      American General Insurance Agency, Inc. (Missouri)
      American General Insurance Agency of Hawaii, Inc. (Hawaii)
      American General Insurance Agency of Massachusetts, Inc. (Massachusetts)

 In addition, the following agencies are indirectly related to AGSI, but not owned or controlled by AGSI:
      American General Insurance Agency of Ohio, Inc. (Ohio)

      American General Insurance Agency of Texas, Inc. (Texas)
      American General Insurance Agency of Oklahoma, Inc. (Oklahoma) Insurance Masters Agency, Inc. (Texas)

 The foregoing indirectly related agencies are not affiliates or subsidiaries of AGL under applicable holding company laws, but they are part of the AGC group of companies under other laws.

8. American General Finance Corporation is the parent of an additional 42 wholly-owned subsidiaries incorporated in 25 states for the purpose of conducting its consumer finance operations, in addition to those noted in footnote 9 below.

9. American General Financial Services, Inc., is the direct or indirect parent of an additional 8 wholly-owned subsidiaries incorporated in 5 states and Puerto Rico for the purpose of conducting its consumer finance operations.

10. American General Investment Management, L.P., a Delaware limited partnership, is jointly owned by AGIHC and AGIMC. AGIHC holds a 99% limited partnership interest, and AGIMC owns a 1% general partnership interest.

11. AG Land Associates, LLC is jointly owned by AGLH and AGLL. AGLH holds a 98.75% managing interest and AGLL owns a 1.25% managing interest.

12.  AGRI owns a 75% interest in GDI Holding, Inc.

13. AGCL owns 50% of the common stock of TAG Life. Templeton International, Inc., a Delaware corporation, owns the remaining 50% of TAG Life. Templeton International, Inc. is not affiliated with AGC.

14. VALIC holds 90% of the outstanding common shares of PESCO Plus, Inc. The Florida Education Association/United, a Florida teachers union and unaffiliated third party, holds the remaining 10% of the outstanding common shares.

15. VALIC holds 90% of the outstanding common shares of American General Gateway Services, L.L.C. Gateway Investment Services, Inc., a California corporation and an unaffiliated third party, holds the remaining 10% of the outstanding common shares.

16. AGPIC is jointly owned by AGCL and AGLA. AGCL owns 51.85% and AGLA owns 48.15% of the issued and outstanding shares of AGPIC.

17. Parkway 1999 Trust was formed as a Maryland business trust to function as an investment subsidiary. VALIC owns 100% of its common equity.

COMPANY ABBREVIATIONS AS USED IN ITEM 26:

                                 COMPANY ABBREVIATIONS AS USED IN
                                 REGISTRATION STATEMENT AMENDMENT

                                                                   State/Jur.
Abb.                       Company                                of Domicile
------    ---------------------------------------------           -----------

AAL       All American Life Insurance Company....................      IL
AAth      American Athletic Club, Inc............................      TX
AFLI      The American Franklin Life Insurance Company...........      IL
AGAIC     American General Annuity Insurance Company.............      TX
AGAMC     American General Asset Management Corp.................      DE
ASGN-N    American General Assignment Corporation of New York....      NY
AGAC      American General Assurance Company.....................      IL
AGAS      American General Annuity Service Corporation...........      TX
AGBS      American General Distributors, Inc.....................      DE
AGB       American General Bank, FSB.............................

AGC            American General Corporation...........................   TX
AGCL           AGC Life Insurance Company.............................   MO
AGDMC          American General Delaware Management Corporation.......   DE
AGES           American General Enterprise Services, Inc..............   DE
AGF            American General Finance, Inc..........................   IN
AGFC           American General Finance Corporation...................   IN
AGFCI          American General Financial Center, Incorporated........   IN
AGFCT          American General Financial Center Thrift Company.......   CA
AGFG           American General Finance Group, Inc....................   DE
AGFDI          American General Funds Distributors, Inc...............   DE
AGF Inv        AGF Investment Corp....................................   IN
AGFn           A.G. Financial Service Center, Inc.....................   UT
AGFnC          American General Financial Center, Inc.................   IN
AGFS           American General Financial Services, Inc...............   DE
AGFA           American General Financial Advisors, Inc...............   TX
AGFIG          American General Financial Institutions Group, Inc.....   DE
AGGS           American General Gateway Services, L.L.C...............   DE
AGIA           American General Insurance Agency, Inc.................   MO
AGIAH          American General Insurance Agency of Hawaii, Inc.......   HI
AGIAM          American General Insurance Agency of
               Massachusetts, Inc.....................................   MA
AGIAO          American General Insurance Agency of Ohio, Inc.........   OH
AGIAOK         American General Insurance Agency of Oklahoma, Inc.....   OK
AGIAS          A.G. Investment Advisory Services, Inc.................   DE
AGIAT          American General Insurance Agency of Texas, Inc........   TX
AGII           American General International, Inc....................   DE
AGIHC          American General Investment Holding Corporation........   DE
AGIM           American General Investment Management, L.P............   DE
AGIMC          American General Investment Management Corporation.....   DE
AGIND          American General Indemnity Company.....................   NE
AGL            American General Life Insurance Company................   TX
AGLC           American General Life Companies .......................   DE
AGLA           American General Life and Accident Insurance Company...   TN
AGLH           American General Land Holding Company..................   DE
AGLL           AGLL Corporation.......................................   DE
AGNY           American General Life Insurance Company of New York....   NY
AGPA           American General Life Insurance Company of Pennsylvania   PA
AGPIC          American General Property Insurance Company............   TN
AGRA           American General Realty Advisors, Inc..................   DE
AGRI           American General Realty Investment Corporation.........   TX
AGRSC          American General Retirement Services Company...........   TX
AGSI           American General Securities Incorporated...............   TX
AGX            American General Exchange, Inc.........................   TN
ASGN           American General Assignment Corporation................   TX
FFSC           Franklin Financial Services Corporation................   DE
FL             The Franklin Life Insurance Company....................   IL
GHC            Green Hills Corporation................................   DE
HBDC           HBC Development Corporation............................   VA
KC             Knickerbocker Corporation..............................   TX
ML             Merit Life Insurance Co................................   IN
NLA            The National Life and Accident Insurance Company.......   TX
NCA            North Central Administrators, Inc......................   MN
NCL            North Central Life Insurance Company...................   MN
NCCL           North Central Caribbean Life, Ltd......................   T&C
OLL            The Old Line Life Insurance Company of America.........   WI
PKWY           Parkway 1999 Trust.....................................   MD
PAV            Pavilions Corporation..................................   DE
PCSC           Pebble Creek Service Corporation.......................   FL
PIFLA          American General Property Insurance Company of Florida.   FL
PPI            PESCO Plus, Inc........................................   DE
RMST           HSA Residential Mortgage Services of Texas, Inc........   DE
SRHP           SR/HP/CM Corporation...................................   TX
TAG Lif        Templeton American General Life of Bermuda, Ltd........   BA
TI             Thrift, Incorporated...................................   IN
UAS            American General Bancassurance Services, Inc...........   IL
UC             USLIFE Corporation.....................................   DE

UCLA           USLIFE Credit Life Insurance Company of Arizona........   AZ
URC            USLIFE Realty Corporation..............................   TX
URSC           USLIFE Real Estate Service Corporation.................   TX
USC            USLIFE Systems Corporation.............................   DE
USL            The United States Life Insurance Company in the City of
               New York...............................................   NY
USMRP          USMRP, Ltd.............................................   T&C
VALIC          The Variable Annuity Life Insurance Company............   TX
VAMCO          The Variable Annuity Marketing Company.................   TX
VTC            VALIC Trust Company....................................   TX
WA             The Winchester Agency Ltd..............................   NY
WIS            WNL Insurance Services, Inc............................   DE
WNC            Western National Corporation...........................   DE
WNLH           WNL Holding Corp.......................................   DE
YIC            Yosemite Insurance Company.............................   IN


ITEM 27. NUMBER OF CONTRACT OWNERS

As of June 30, 2000, there were no Owners of the Contracts.

ITEM 28. INDEMNIFICATION

Set forth below is a summary of the general effect of applicable provisions of the Depositor's Bylaws regarding indemnification of, and advancement of legal expenses to, the Depositor's officers, directors and employees (collectively, "Indemnitees").

The Depositor shall indemnify any Indemnitee who was or is a named defendant or respondent or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative, or investigative (including any action by or in the right of the Depositor), or any appeal of such action, suit or proceeding and any inquiry or investigation that could lead to such an action, suit or proceeding, by reason of the fact that the Indemnitee is or was a director, or officer or employee of the Depositor, or is or was serving at the request of the Depositor as a director, officer, partner, venturer, proprietor, trustee, employee, or similar functionary of another foreign or domestic corporation or nonprofit corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, against judgments, penalties (including excise and similar taxes), fines, amounts paid in settlement, and reasonable expenses (including court costs and attorneys' fees) actually incurred by him in connection with such action, suit or proceeding, if Indemnitee acted in good faith and in a manner he reasonably believed, (i) in the case of conduct in his official capacity as a director of the Depositor, to be in the best interests of the Depositor and (ii) in all other cases, to be not opposed to the best interests of the Depositor; and, with respect to any criminal action or proceeding, if Indemnitee had no reasonable cause to believe his conduct was unlawful; provided, however that in the case of any threatened, pending or completed action, suit or proceeding by or in the right of the Depositor, the indemnity shall be limited to reasonable expenses (including court costs and attorneys' fees) actually incurred in connection with such action, suit or proceeding; and no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Depositor or liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the person's official capacity as a director or officer. The termination of any action, suit or proceeding by judgment, order, settlement, or conviction, or on a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the Indemnitee did not act in good faith and in a manner which Indemnitee reasonably believed to be in the best interests of the Depositor; and, with respect to any criminal action or proceeding, shall not create a presumption that the person had reasonable cause to believe that his conduct was unlawful.

Where an Indemnitee of the Depositor or other person entitled to indemnity hereunder has been wholly successful, on the merits or otherwise, in defense of any such action, suit or proceeding, Indemnitee shall be indemnified against reasonable expenses (including court costs and attorneys' fees) actually incurred by him in connection therewith.

Any indemnification (unless otherwise ordered by a court of competent jurisdiction) shall be made by the Depositor only as authorized in a specific case upon a determination that the applicable standard of conduct has been met. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who at the time of the vote have not been named as defendants or respondents in such action, suit or proceeding, or (ii) if such a quorum cannot be obtained, by a majority vote of a committee of the Board of Directors, designated to act in the matter by a majority vote of all directors, consisting solely of two or more directors who at the time of the vote are not named defendants or respondents in such action, suit or proceeding, or (iii) by special legal counsel selected by the Board of Directors (or a committee thereof) by vote in the manner set forth in subparagraphs (i) and (ii) immediately above or if such a quorum cannot be obtained and such a committee cannot be established, by a majority vote of all directors, or (iv) by the shareholders in a vote that excludes the shares held by any Indemnitee who is named as a defendant or respondent in such action, suit or proceeding.

Reasonable expenses incurred by an Indemnitee of the Depositor or other person entitled to indemnity hereunder, who was, is or is threatened to be made a named defendant or respondent in any such action, suit or proceeding described above may be paid by the Depositor in advance of the final disposition thereof upon
(i) receipt of a written affirmation by the Indemnitee of his good faith belief that he has met the standard of conduct necessary for indemnification under this article and a written undertaking by or on behalf of the Indemnitee to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Depositor as authorized under this article and (ii) a determination that the facts then known to those making the determination would not preclude indemnification under this article.

Notwithstanding any other provision of this article, the Depositor may pay or reimburse expenses incurred by any Indemnitee of the Depositor or any other person entitled to indemnity hereunder in connection with his appearance as a witness or other participation in any action, suit or a proceeding described above at a time when he is not named defendant or respondent in such action, suit or proceeding.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant, as provided above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification by the Depositor is against public policy, as expressed in the Act, and therefore may be unenforceable. In the event (a) that a claim for such indemnification (except insofar as it provides for the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted against the Depositor by such director, officer or controlling person; and (b) the Securities and Exchange Commission is still of the same opinion that the Depositor or Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit such cause to a court of appropriate jurisdiction, the question of whether such indemnification by the Depositor is against public policy as expressed in the Act will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

     (a) American General Distributors, Inc. acts as exclusive distributor and principal underwriter of the Registrant and as principal underwriter for the North American Funds Variable Product Series I and North American Funds Variable Product Series II, each a registered investment company.

     (b) The following information is furnished with respect to each officer and director of American General Distributors, Inc. The principal address for each officer and director listed below is 2929 Allen Parkway, Houston, Texas 77019:

NAME AND PRINCIPAL          POSITIONS AND OFFICES
BUSINESS ADDRESS            WITH UNDERWRITER
Robert P. Condon            Director, Chairman of the Board, Chief Executive
                            Officer and President
Mary Cavanaugh              Director and Secretary
Thomas G. Norwood           Director, Chief Financial Officer and Treasurer
Jane E. Bates               Vice President and Chief Compliance Officer
V. Keith Roberts            Vice President -- Operations
D. Lynne Walters            Tax Officer
Cheryl G. Hemley            Assistant Secretary
Daniel R. Cricks            Assistant Tax Officer

James D. Bonsall                Assistant Treasurer
Steven D. Rubinstein            Assistant Treasurer
Marylyn S. Zlotnick             Assistant Treasurer

     (c) American General Distributors, Inc. is the principal underwriter for the Registrant. The licensed agents who sell the forms of Contract covered by this registration statement are compensated for such sales by commissions paid by Depositor. These commissions do not result in any charge to the Registrant or to Contract Owners, Participants, Annuitants or Beneficiaries in addition to the charges described in the prospectuses for the Contract.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

The books or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder will be in the physical possession of:

     The Variable Annuity Life Insurance Company
     2929 Allen Parkway
     Houston, Texas 77019

ITEM 31. MANAGEMENT SERVICES

There have been no management-related services provided to the Separate Account for the last three fiscal years.

ITEM 32. UNDERTAKINGS

     a. VALIC hereby commits itself, on behalf of the Contract Owners, to the following undertakings:

          1. To file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

          2. To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information; or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

          3. To deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

     b. The Company hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Company.

     c.  Additional Commitments

     The Tax Reform Act of 1986 added to the Internal Revenue Code a new Section 403(b)(11) which applies to tax years beginning after December 31, 1988. This paragraph provides that withdrawal restrictions apply to contributions made and interest earned subsequent to December 31, 1988. Such restrictions require that distributions not begin before age 59 1/2, separation from service, death, disability, or hardship (only employee contributions without accrued interest may be withdrawn in case of hardship). These withdrawal restrictions appear in the Section "Federal Tax Matters" in either the Prospectus or the Statement of Additional Information for Contracts of this Registration Statement.

     The Company relies on a no-action letter issued by the Securities and Exchange Commission on November 28, 1988 stating that no enforcement action would be taken under sections 22(e), 27(c)(1), or 27(d) of the Investment Company Act of 1940 (the "Act") if, in effect, the Company permits restrictions on cash distributions from elective contributions to the extent necessary to comply with Section 403(b)(11) of the Internal Revenue Code in accordance with the following conditions:

   (1) Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the Contract;

   (2) Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the Contract;

   (3) Instruct sales representatives who solicit participants to purchase the Contract specifically to being the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

   (4) Obtain from each plan participant who purchases a Section 403(b) annuity Contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) the investment alternatives available under the employer's Section 403(b) arrangement, to which the participant may elect to transfer his contract value.

   The Company has complied, and is complying, with the provisions of paragraphs
(1)-(4) above.

   The Company relies on Rule 6c-7 of the Act which states that a registered separate account, and any depositor of or underwriter for such account, shall be exempt from the provisions of sections 22(e), 27(c)(1) and 27(d) of the Act with respect to this Contract participating in this account to the extent necessary to permit compliance with the Texas Optional Retirement Program (Program) in accordance with the following conditions:

        (a) include appropriate disclosure regarding the restrictions on redemption imposed by the Program in each registration statement, including the prospectus, used in connection with the Program;

        (b) include appropriate disclosure regarding the restrictions on redemption imposed by the Program in any sales literature used in connection with the offer of this Contract to Program participants;

        (c) instruct salespeople who solicit Program participants to purchase this Contract specifically to bring the restrictions on redemption imposed by the Program to the attention of potential Program participants;

        (d) obtain from each Program participant who purchases this Contract in connection with the Program, prior to or at the time of such purchase, a signed statement acknowledging the restrictions on redemption imposed by the Program.

    The Company has complied, and is complying, with the provisions of paragraphs (a)-(d) above.

    The Company relies on an order issued by the Securities and Exchange Commission on May 19, 1993 exempting it from the provisions of section 22(e), 27(c)(1) and 27(d) of the Act with respect to this Contract participating in this account to the extent necessary to permit compliance with the Optional Retirement Program of the State University System of Florida ("Florida ORP") as administered by the Division of Retirement of the Florida Department of Management Services ("Division") in accordance with the following conditions:

        (a) include appropriate disclosure regarding the restrictions on redemption imposed by the Division in each registration statement, including the prospectus, relating to the Contracts issued in connection with the Florida ORP;

        (b) include appropriate disclosure regarding the restrictions on redemption imposed by the Division in any sales literature used in connection with the offer of Contracts to Eligible Employees;

        (c) instruct salespeople who solicit Eligible Employees to purchase the Contracts specifically to bring the restrictions on redemption imposed by the Division to the attention of the Eligible Employees;

        (d) obtain from each Participant in the Florida ORP who purchases a Contract, prior to or at the time of such purchase, a signed statement acknowledging the Participant's understanding: (i) of the restrictions on redemption imposed by the Division, and (ii) that other investment alternatives are available under the Florida ORP, to which the Participant may elect to transfer his or her Contract values.

    The Company has complied, and is complying, with the provisions of paragraphs (a)-(d) above.

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, The Variable Annuity Life Insurance Company Separate Account A, has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston, State of Texas, on this 3rd day of November, 2000.


                                     THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
                                     SEPARATE ACCOUNT A


     [seal]                               THE VARIABLE ANNUITY
                                          LIFE INSURANCE COMPANY



Attest: /s/ Pauletta P. Cohn          By:  /s/ Mary L. Cavanaugh
       ________________________           ______________________________________
       Pauletta P. Cohn                   Mary L. Cavanaugh
       Assistant Secretary                Senior Vice President, General Counsel
                                          and Secretary


     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor, The Variable Annuity Life Insurance Company, has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston, State of Texas, on this 3rd day of November, 2000.


     [seal]                         THE VARIABLE ANNUITY LIFE INSURANCE COMPANY


Attest: /s/ Pauletta P. Cohn          By: /s/ Mary L. Cavanaugh
       ________________________           ______________________________________
       Pauletta P. Cohn                  Mary L. Cavanaugh
       Assistant Secretary               Senior Vice President, General Counsel
                                         and Secretary

     Pursuant to the requirements of the Securities Act of 1933, this amendment has been signed below by the following persons in the capacities and on the date indicated.


          SIGNATURE               TITLE                           DATE
          ---------               -----                           ----


         *               Chairman, Chief Executive            November 3, 2000
________________________ Officer and President
John A. Graf

/s/ Kent E. Barrett      Director, Executive Vice President   November 3, 2000
________________________ and Chief Financial Officer and
Kent E. Barrett          Principal Accounting Officer



         *               Director                             November 3, 2000
________________________
Bruce R. Abrams

/s/ Mary L. Cavanaugh    Director                             November 3, 2000
________________________
Mary L. Cavanaugh

         *               Director                             November 3, 2000
________________________
Carl J. Santillo


         *               Director                             November 3, 2000
________________________
Robert P. Condon


         *               Director                             November 3, 2000
________________________
Rebecca G. Campbell



*By: /s/ Mary L. Cavanaugh
    _______________________
    Mary L. Cavanaugh
    Attorney-in-Fact